UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

(FREE TRANSLATION)

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
VEF	-	STRONG BOLIVAR

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, March 17, 2015

To the Board of Directors and Shareholders

Latam Airlines Group S.A.

We have audited the accompanying consolidated financial statements of Latam Airlines Group S.A. and its subsidiaries which comprise the consolidated statements of financial position as at December 31, 2014 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the instructions and standards related to the preparation and presentation of financial information established by the Chilean Superintendency of Securities and Insurance as described in Note 2 of the consolidated financial statements. This responsibility includes the design, implementation and maintenance of a relevant internal control for the preparation and fair presentation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s responsibilities

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the entity’s internal control. Consequently, we do not express such an opinion. An audit also includes evaluating the appropriateness of accounting policies uses and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile RUT: 81.513.400-1 | Teléfono: (56 2) 22940 0000 | www.pwc.cl

Santiago, March 17, 2015

Latam Airlines Group S.A.

2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Latam Airlines Group S.A. and its subsidiaries as at December 31, 2014, and the results of operations and cash flows for the year then ended in accordance with the instructions and standards related to the preparation and presentation of financial information established by the Chilean Superintendency of Securities and Insurance as described in Note 2.

Basis of accounting

As described in Note 2 of the consolidated financial statements, under its authority the Chilean Superintendency of Securities and Insurance, issued on October 17, 2014 the Official Circular N° 856, instructing the registered entities, to record against equity the differences generated in deferred tax assets and liabilities arising as a direct effect of the increase in the first category tax rate introduced by Law 20.780. This fact has caused a change in the framework of preparation and presentation of the financial information applied until this date, which corresponded to International Financial Reporting Standards. At December 31, 2014 and for the year then ended, the effect of changing the accounting framework is described in Note 17. Our opinion is not modified regarding this matter.

Other matters

Previously, we have performed and audit in accordance with the Chilean generally accepted auditing standards, of the consolidated financial statements as of December 31, 2013 of Latam Airlines Group S.A. and its subsidiaries, included herein, and in our report dated March 17, 2014 we issued an unmodified opinion on those consolidated financial statements.

Jonathan Yeomans Gibbons RUT: 13.473.972-K

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	As of December 31, 2014	As of December 31, 2013
		ThUS$	ThUS$
Current assets
Cash and cash equivalents	6 - 7	989,396	1,984,903
Other financial assets	7 - 11	650,401	709,944
Other non-financial assets	12	247,871	335,617
Trade and other accounts receivable	7 - 8	1,378,837	1,633,094
Accounts receivable from related entities	7 - 9	308	628
Inventories	10	266,039	231,028
Tax assets	17	100,708	81,890

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,633,560	4,977,104

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		1,064	2,445

Total current assets		3,634,624	4,979,549

Non-current assets
Other financial assets	7 - 11	84,986	65,289
Other non-financial assets	12	342,813	272,276
Accounts receivable	7 - 8	30,465	100,775
Equity accounted investments		—	6,596
Intangible assets other than goodwill	14	1,880,079	2,093,308
Goodwill	15	3,313,401	3,727,605
Property, plant and equipment	16	10,773,076	10,982,786
Tax assets	17	17,663	—
Deferred tax assets	17	407,323	402,962

Total non-current assets		16,849,806	17,651,597

Total assets		20,484,430	22,631,146

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

LIABILITIES	Note	As of December 31, 2014	As of December 31, 2013
		ThUS$	ThUS$
Current liabilities
Other financial liabilities	7 - 18	1,624,615	2,039,787
Trade and other accounts payables	7 - 19	1,489,396	1,557,736
Accounts payable to related entities	7 - 9	35	505
Other provisions	20	12,411	27,856
Tax liabilities	17	17,889	11,583
Other non-financial liabilities	21	2,685,386	2,871,640

Total current liabilities		5,829,732	6,509,107

Non-current liabilities
Other financial liabilities	7 - 18	7,389,012	7,859,985
Accounts payable	7 - 23	577,454	922,887
Other provisions	20	703,140	1,122,247
Deferred tax liabilities	17	1,051,894	767,228
Employee benefits	22	74,102	45,666
Other non-financial liabilities	21	355,401	77,567

Total non-current liabilities		10,151,003	10,795,580

Total liabilities		15,980,735	17,304,687

EQUITY
Share capital	24	2,545,705	2,389,384
Retained earnings	24	536,190	795,303
Treasury Shares	24	(178)	(178)
Other reserves	24	1,320,179	2,054,312

Parent’s ownership interest		4,401,896	5,238,821
Non-controlling interest	13	101,799	87,638

Total equity		4,503,695	5,326,459

Total liabilities and equity		20,484,430	22,631,146

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended December 31,
	Note	2014	2013
		ThUS$	ThUS$
Revenue	25	12,093,501	12,924,537
Cost of sales		(9,624,501)	(10,054,164)

Gross margin		2,469,000	2,870,373

Other income	27	377,645	341,565
Distribution costs		(957,072)	(1,025,896)
Administrative expenses		(980,660)	(1,136,115)
Other expenses		(401,021)	(408,703)
Other gains/(losses)		33,524	(55,410)

Gains (losses) from operating activities		541,416	585,814

Financial income		90,500	72,828
Financial costs	26	(430,034)	(462,524)
Share of profit of investments accounted for using the equity method		(6,455)	1,954
Foreign exchange gains/(losses)	28	(130,201)	(482,174)
Result of indexation units		7	214

Income (loss) before taxes		65,233	(283,888)
Income (loss) tax expense / benefit	17	(142,194)	20,069

NET INCOME (LOSS) FOR THE PERIOD		(76,961)	(263,819)

Income (loss) attributable to owners of the parent		(109,790)	(281,114)
Income (loss) attributable to non-controlling interest	13	32,829	17,295

Net income (loss) for the year		(76,961)	(263,819)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	29	(0.20125)	(0.57613)
Diluted earnings (losses) per share (US$)	29	(0.20125)	(0.57613)

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the periods ended December 31,
	Note	2014	2013
		ThUS$	ThUS$
NET INCOME (LOSS)		(76,961)	(263,819)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	28	(650,439)	(629,858)

Other comprehensive income, before taxes, currency translation differences		(650,439)	(629,858)

Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	(163,993)	128,166

Other comprehensive income (losses), before taxes, cash flow hedges		(163,993)	128,166

Other components of other comprehensive income (loss), before taxes		(814,432)	(501,692)

Income tax relating to other comprehensive income that will be reclassified to income		—	—
Income tax related to cash flow hedges in other comprehensive income		47,979	(19,345)

Income taxes related to components of other comprehensive income that will be reclassified to income		47,979	(19,345)

Other comprehensive income (loss)		(766,453)	(521,037)

Total comprehensive income (loss)		(843,414)	(784,856)

Comprehensive income (loss) attributable to owners of the parent		(830,502)	(768,457)
Comprehensive income (loss) attributable to non-controlling interests		(12,912)	(16,399)

TOTAL COMPREHENSIVE INCOME (LOSS)		(843,414)	(784,856)

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
		Share	Treasury	Currency translation	Cash flow hedging	Shares based payments	Other sundry	Total other	Retained	Parent’s ownership	Non- controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(109,790)	(109,790)	32,829	(76,961)
Other comprehensive income		—	—	(603,880)	(116,832)	—	—	(720,712)	—	(720,712)	(45,741)	(766,453)

Total comprehensive income		—	—	(603,880)	(116,832)	—	—	(720,712)	(109,790)	(830,502)	(12,912)	(843,414)

Transactions with shareholders
Equity issuance	24-33	156,321	—	—	—	—	—	—	—	156,321	—	156,321
Increase (decrease) through transfers and other changes, equity	24-33	—	—	—	—	8,631	(22,052)	(13,421)	(149,323)	(162,744)	27,073	(135,671)

Total transactions with shareholders		156,321	—	—	—	8,631	(22,052)	(13,421)	(149,323)	(6,423)	27,073	20,650

Closing balance as of December 31, 2014		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
		Share	Treasury	Currency translation	Cash flow hedging	Shares based payments	Other sundry	Total other	Retained	Parent’s ownership	Non- controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2013		1,501,018	(203)	3,574	(140,730)	5,574	2,666,682	2,535,100	1,076,136	5,112,051	108,634	5,220,685
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	24	—	—	—	—	—	—	—	(281,114)	(281,114)	17,295	(263,819)
Other comprehensive income		—	—	(593,565)	106,222	—	—	(487,343)	—	(487,343)	(33,694)	(521,037)

Total comprehensive income		—	—	(593,565)	106,222	—	—	(487,343)	(281,114)	(768,457)	(16,399)	(784,856)

Transactions with shareholders
Equity issuance	24-33	888,570	—	—	—	—	—	—	—	888,570	—	888,570
Dividends	24	(25)	25	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	24-33	(179)	—	—	—	15,437	(8,882)	6,555	281	6,657	(4,597)	2,060

Total transactions with shareholders		888,366	25	—	—	15,437	(8,882)	6,555	281	895,227	(4,597)	890,630

Closing balance as of December 31, 2013		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended December 31,
	Note	2014	2013
		ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		13,367,838	13,406,275
Other cash receipts from operating activities		96,931	4,638
Payments for operating activities
Payments to suppliers for goods and services		(8,823,007)	(9,570,723)
Payments to and on behalf of employees		(2,433,652)	(2,405,315)
Other payments for operating activities		(528,214)	(31,215)
Interest received		11,589	11,310
Income taxes refunded (paid)		(108,389)	(83,033)
Other cash inflows (outflows)	6	(251,657)	76,761

Net cash flows from operating activities		1,331,439	1,408,698

Cash flows used in investing activities
Cash flows used to obtain control of subsidiaries or other businesses		518	(5,517)
Cash flows used in the purchase of non- controlling interest		—	(497)
Other cash receipts from sales of equity or debt instruments of other entities		524,370	270,485
Other payments to acquire equity or debt instruments of other entities		(474,656)	(440,801)
Amounts raised from sale of property, plant and equipment		564,266	225,196
Purchases of property, plant and equipment		(1,440,445)	(1,381,786)
Purchases of intangible assets		(55,759)	(43,484)
Payment from other long-term assets		—	22,144
Other cash inflows (outflows)	6	(17,399)	75,448

Net cash flow from (used in) investing activities		(899,105)	(1,278,812)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		156,321	888,949
Payments to acquire or redeem the shares of the entity		4,661	—
Amounts raised from long-term loans		1,042,820	2,043,518
Amounts raised from short-term loans		603,151	1,101,159
Loans repayments		(2,315,120)	(1,952,013)
Payments of finance lease liabilities		(394,131)	(423,105)
Dividends paid		(35,362)	(29,694)
Interest paid		(368,789)	(361,006)
Other cash inflows (outflows)	6	(13,777)	(62,013)

Net cash flows from (used in) financing activities		(1,320,226)	1,205,795

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(887,892)	1,335,681
Effects of variation in the exchange rate on cash and cash equivalents		(107,615)	(1,041)

Net increase (decrease) in cash and cash equivalents		(995,507)	1,334,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	1,984,903	650,263

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	989,396	1,984,903

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders’ meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.49% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2014, the Company had a total of 1,622 registered shareholders. At that date approximately 7.69 % of the Company’s share capital was in the form of ADRs and approximately 0.53% in the form of BDRs.

For the period ended December 31, 2014, the Company had an average of 53,300 employees, ending this period with a total of 53,072 employees, spread over 10,077 Administrative employees, 6,986 in Maintenance, 17,517 in Operations, 9,237 in Cabin Crew, 4,009 in Controls Crew, and 5,246 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	As of December 31, 2014

				Participation rate			Statement of financial position			Net Income
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios
	Terrestres S.A. and Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	3,229	2,289	940	2,074
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	39,920	16,854	23,066	1,906
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	640,020	1,065,157	(426,016)	(114,511)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	239,470	228,395	11,075	1,058
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	2,015	—	2,015	2,844
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	575,979	234,772	341,207	(9,966)
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	27,431	28,853	(1,422)	740
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A.	US$	0.0000	100.0000	100.0000	18,120	22,897	(4,777)	107
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	367,570	147,278	220,292	(8,983)
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	484	(484)	—
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	—	—	—	2,805
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	9,601	3,912	5,689	923
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	346	13	333	6
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	41	138	(97)	12
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	60,634	46,686	12,218	(84,603)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	45,589	59,768	(12,711)	(4,276)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	16,035	14,746	1,272	(4,546)
Foreign	TAM S.A. and Subsidiaries (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	6,817,698	5,809,529	912,634	171,655

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

During 2014 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 250,000.

b)	As of December 31, 2013

				Participation rate			Statement of financial position			Net Income
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Lantours Division Servicios
	Terrestres S.A. and Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	2,722	2,210	512	787
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	38,553	12,124	26,429	1,231
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	641,589	901,851	(246,521)	(104,966)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	263,516	252,109	11,407	3,755
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,248	(829)	(1)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	772,640	413,527	359,113	3,685
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	9	2,171	(2,162)	(356)
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A.	US$	0.0000	100.0000	100.0000	13,528	18,412	(4,884)	78
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	359,693	120,399	239,294	(4,129)
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	—	560	(560)	—
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	—	2,805	(2,805)	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	10,675	3,684	6,991	1,802
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	381	13	368	(2)
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	52	201	(149)	(34)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	354,250	256,109	96,817	111,043
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	39,419	48,630	(9,937)	(1,246)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	15,362	8,933	6,421	517
Foreign	TAM S.A. and Subsidiaries (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	8,695,458	7,983,671	617,035	(458,475)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)	The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

During 2013 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 1,650,000.

Additionally, has proceeded to consolidate special purpose entities, denominated: JOL, destined to the aircraft financing and Chercán Leasing Limited, destined to the aircraft advance financing and Guanay Finance Limited, destined to the issuance of securitized bond, as the Company has major risks and benefits associated to them according to standards issued by the International Financial Reporting Standards: Consolidated Financial Statement (IFRS 10) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2013 and December 31, 2014, are detailed below:

(1)	Incorporation or acquisition of companies

•	On October 11, 2013, TAM S.A., under each contracts of sale of shares with Lan Cargo Overseas Limited (indirect subsidiary of LATAM Airlines Group S.A.) , TADEF, Participação e Consultoria Empresarial Ltda. y Jochman Participações Ltda. acquired the 100% of the shares of Aerolinhas Brasileiras S.A. (ABSA). The effect of this transaction on LATAM Airlines Group S.A. corresponds to the purchase of shares on ABSA that possessed the companies TADEF, Participação e Consultoria Empresarial Ltda. and Jochman Participações Ltda., which represented the non-controlling interest on the acquired company.

•	Lan Pax Group S.A. is the direct owner of 55% of Aerolane Líneas Aéreas Nacionales del Ecuador S.A., during 2014 obtains the 100% of the economic rights, through its participation in the company Holdco Ecuador S.A., who is owner of 45% remaining of Aerolane Líneas Aéreas Nacionales del Ecuador S.A. By this Lan Pax Group S.A. is owner of 20% of shares with voting rights and is owned of 100% with the economic rights.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended December 31, 2014, and have been prepared in accordance with Standards an Instructions by Chilean Superintendency of Securities and Insurance (“SVS”), which, except as provided by its Office Circular No. 856, as detailed in the following paragraph are in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

On September 26, 2014 the law No. 20,780 was promulgated, and on September 29, 2014 was published in the Official Journal of the Republic of Chile, which introduces modifications to the tax system in Chile concerning income tax, among other matters. In relation to the Law, on October 17, 2014 the SVS issued Office Circular No. 856, in which it decided that the restatement of assets and liabilities by deferred income taxes that occur as a direct effect of the First- Category Tax rate increase introduced by Law No. 20,780 (Tax reform) will be held in equity and not as indicates the IAS 12. In notes 2.17 and 17 the criteria and impacts related to the registration of the effects of the reform and the implementation of the Circular cited are detailed.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with described above requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

In order to facilitate comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2014:

Mandatory
	Date of issue	Application:
(i) Standards and amendments		Annual periods beginning on or after

Amendment to IAS 32: Financial instruments: Presentation	December 2011	01/01/2014

Amendments to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of interests in other entities and IAS 27: Separate financial statements.	October 2012	01/01/2014

Amendment to IAS 36: Impairment of assets	May 2013	01/01/2014 The Company adopted in advance this amendment at December 31, 2013.

Amendment to IAS 39: Financial instruments: Recognition and measurement	June 2013	01/01/2014

Amendment to IAS 19: Employee Benefits	November 2013	07/01/2014

(ii) Interpretations

IFRIC 21: Levies	May 2013	01/01/2014

Mandatory
	Date of issue	Application:
(i) Standards and amendments		Annual periods
beginning on or after

(ii) Improvements

Improvements to the International Financial Reporting Standards (2012): IFRS 2: Share-based Payment; IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified; IFRS 8: Operating Segments, IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed; IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets; and IAS 24: Related Party Disclosures.

	December 2013	07/01/2014

Improvements to the International Financial Reporting Standards (2013): IFRS 1: First-time Adoption of International Financial Reporting Standards; IFRS 3: Business Combinations; IFRS 13: Fair Value Measurement; and IAS 40: Investment Property.

	December 2013	07/01/2014

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b) Accounting pronouncements effective implementation starting on January 1, 2015 and following:

Mandatory
	Date of issue	Application:
(i) Standards and amendments		Annual periods
beginning on or after

IFRS 9: Financial instruments.	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers.	June 2014	01/01/2017

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Mandatory
	Date of issue	Application:
(ii) Standards and amendments		Annual periods beginning on or after
Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	01/01/2016

Amendment IAS 1: Presentation of Financial Statements	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

(iii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.

	September 2014	01/01/2016

The Company’s management believes that the early adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company only has early adopted the amendment to IAS 36.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value are subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3. Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4. Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 15)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 7 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

2.6. Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8. Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9. Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14. Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15. Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost and are valued according to the method of the effective interest rate.

2.16. Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

According to the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014, the effects on assets and liabilities by deferred tax as a result of the rate increase of the First Category Tax approved by Law No. 20,780 (tax reform) about deferred income tax, according to IAS 12 should be imputed to income (loss) of period, have been classified as Retained earnings, under Retained earnings. The subsequent amendments shall be recognized in income (loss) of period according to IAS 12.

Except as mentioned in the previous subparagraph, the tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the actuarial value of the accrued cost, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19. Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20. Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since exists a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, is request the recovery to the lessor. At the end of the contract period, the balance between paid reservations and conditions agreed with levels of maintain in delivering, be offset the parties if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1. Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivative instruments to hedge part of these risks.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i)   fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all of these risks, the Company operates with derivative instruments to fix or limit the possible impact that could generate the above mentioned risks.

(i)	Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid assets and therefore have advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

During the period ended December 31, 2014, the Company recognized losses of US$ 108.7 million on fuel derivative. During the period 2013, the Company recognized gains of US$ 19.0 million for the same reason.

At December 31, 2014, the market value of its fuel positions amounted to US$ 157.2 million (negative). At December 31, 2013, this market value was US$ 15.9 million (positive).

The following tables show the level of hedge for different periods:

	Maturities
Positions as of December 31, 2014 (*)	Q115	Q215	Q315	Q415	Total
Percentage of the hedge of expected consumption value	30%	15%	30%	20%	24%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

	Maturities
Positions as of December 31, 2013 (*)	Q114	Q214	Total
Percentage of the hedge of expected consumption value	56%	26%	41%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

Due to the fact that current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity through the consolidated statement of comprehensive income).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2015.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December, 2014 and the end of December, 2013.

	Positions as of December 31, 2014	Positions as of December 31, 2013
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)
+5	+24.90	+24.57
-5	-25.06	-19.13

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes by consume.

Given the fuel hedge structure during the year of 2014, which considers a hedge-free portion, a vertical fall by 5 dollars in the BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 90.2 million in the cost of total fuel consumption for the same period. For the period of 2014, a vertical rise by 5 dollars in the BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 88.07 million of increased fuel costs.

(ii)	Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised in periods of economic expansion).

The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company’s debt at floating interest rates and its investments.

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations with variable interest rates.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 69% (70% at December 31, 2013) of the debt is fixed to fluctuations in interest rate. Therefore the Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) of 30 days, 90 days, 180 days and 360 days. Other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease)	Positions as of December 31, 2014	Positions as of December 31, 2013
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
+100 basis points	-27.53	-29.70
-100 basis points	+27.53	+29.70

Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2014 effect on equity (millions of US$)	Positions as of December 31, 2013 effect on equity (millions of US$)
+100 basis points	+15.33	+23.35
-100 basis points	-15.95	-24.46

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each period.

In accordance with the requirements of IAS 39, during the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii)	Foreign exchange rate risk:

The functional currency used by the Company is the US dollar in terms of setting prices for its services, the composition of its statement of financial position and effects on its operating income.

The main risk arises when items listed on the balance sheet are exposed to exchange rate variations, due to their being listed in a currency other than the functional currency.

In the case of the subsidiary TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2014 Millons of US$
-10%	+69.8
+10%	-69.8

The Company sells most of its services in US dollars, prices equivalent to the US dollar and Brazilian real. A large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger international business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In domestic markets of Brazil, Chile, Argentina and Colombia the tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in US dollar. The Company is therefore exposed to fluctuations in the different currencies, among which are: Brazilian real, Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Euro, Pound sterling, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar. Of these currencies, the largest exposure is presented by Brazilian real and Chilean peso.

On the other hand, one of the sources of financing of the Company is the receipt of future flows relating to dividends and distributions of capital that the subsidiaries project distribute. These futures flows vary depending on the evolution of currency in compared to the US$. Most exposure to future flows is presented in subsidiary TAM S.A. and the volatility in the exchange rate R$/US$. In the case of the subsidiary TAM S.A. the incomes are expressed a large proportion in R$ and a large proportion of their costs are expressed in US$.

For cover the inversion in the subsidiaries and reduce the volatility in the cash flow , the Company may acquire derivatives contracts to hedge variations in other currencies against the Company’s functional currency, hedging exchange rate risk through currency forward.

With the object of reduce the exposition to the futures monthly operating flows of all 2014, caused by eventual depreciation of the BRL and assure an economic margins, LATAM done the hedge by derivatives FX Forward.

During the year ended at December 31, 2014 the Company recognized losses of US$ 3.8 million on hedging FX. During the period of 2013 the Company had no current positions for this item, so no compensation is recognized.

At December 31, 2014, the market value of its FX positions amounted to US$0.1 million (negative). At end of December 2013 the market value was of US$ 32.1 million (positive).

At end of December 2014, the Company has contracted derivatives of FX for US$ 100 million (US$ 500 million at December 31, 2013)

Sensitivity exchange rate LATAM

A depreciation of exchange rate R$/ US$ affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

Because the changes in the value of current positions not represented changes in cash flows, but a variation in the exposure of market value, the current hedge positions have not impact on result (are registered as cash flow hedges according to IAS 39, therefore, a variation in the exposure has an impact on the Company’s net equity).

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the first month of 2015:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2014 Millions of US$
-10%	-9.98
+10%	+9.98

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 18).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2014 Millions of US$	Effect at December 31, 2013 Millions of US$
-10%	+461.15	+466.45
+10%	-377.31	-381.63

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,102	—	—	—	—	100,102	100,000	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,044	—	—	—	—	45,044	45,000	At expiration	0.34	0.34
97.006.000-6	ESTADO	Chile	US$	55,076	—	—	—	—	55,076	55,000	At expiration	0.52	0.52
97.030.000-7	BCI	Chile	US$	100,157	—	—	—	—	100,157	100,000	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,025	—	—	—	—	15,025	15,000	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,010	—	—	—	—	12,010	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	16,575	48,581	121,945	17,621	—	204,722	188,268	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	1,298	18,700	—	—	—	19,998	17,542	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	1,713	23,403	—	—	—	25,116	21,050	Monthly	33.00	33.00
97.036.000-K	SANTANDER	U.S.A.	US$	1,610	3,476	283,438	—	—	288,524	282,967	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	18,670	55,089	109,536	64,101	36,625	284,021	273,599	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	9,634	29,259	80,097	83,020	190,070	392,080	351,217	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	35,533	106,692	285,218	286,264	698,052	1,411,759	1,302,968	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	19,149	57,915	156,757	160,323	347,710	741,854	684,114	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,482	16,572	44,925	46,047	73,544	186,570	180,341	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,931	8,863	24,091	24,778	52,541	113,204	107,645	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,437	4,358	11,849	12,206	26,318	56,168	53,390	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	18,713	56,052	148,622	147,357	376,792	747,536	648,158	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,834	17,621	47,600	30,300	78,509	179,864	155,279	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	11,783	35,803	99,012	98,632	259,912	505,142	454,230	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,564	4,725	12,738	12,956	31,701	63,684	59,005	Quarterly	2.29	1.48
0-E	PK AirFinance US, Inc.	U.S.A.	US$	2,074	6,378	18,091	19,836	28,763	75,142	69,721	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	Germany	US$	696	2,124	6,048	4,587	3,771	17,226	16,088	Quarterly	2.10	2.10
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,199	24,623	32,904	—	—	65,726	64,246	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,864	23,394	62,540	—	—	93,798	91,337	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	9,137	27,520	58,821	34,067	12,134	141,679	126,528	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,643	5,036	14,152	—	—	20,831	20,413	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	48,667	14,262	135,929	115,449	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,555	52,678	138,380	67,095	3,899	279,607	252,205	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,240	33,917	91,743	60,834	10,974	208,708	191,672	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	5,604	16,784	44,705	44,615	46,394	158,102	139,325	Quarterly	3.98	3.53
0-E	DVB BANK S E	U.S.A.	US$	4,701	14,145	33,201	—	—	52,047	50,569	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	326	6,247	5,455	—	—	12,028	11,981	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	720	2,118	2,912	—	—	5,750	5,462	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	—	4,994	180,583	—	—	185,577	179,507	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,825	20,175	209,730	209,778	104,852	551,360	450,000	Quarterly	6.00	6.00
Hedging derivatives
—	OTHERS	—	US$	11,702	30,761	48,667	7,311	245	98,686	93,513	—	—	—
Non - hedging derivatives
—	OTHERS	—	US$	1,002	628	—	—	—	1,630	730	—	—	—

	Total			574,711	776,881	2,422,427	1,480,395	2,397,068	7,651,482	6,985,519

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	184	493	1,315	1,315	1,369	4,676	3,796	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	14,639	82,006	481,920	148,037	880,604	1,607,206	1,100,000	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,808	7,701	20,531	20,522	8,548	60,110	51,120	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,623	10,709	28,593	15,908	7,736	66,569	63,021	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,897	32,805	—	—	—	35,702	35,170	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,653	4,683	4,514	—	—	10,850	10,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,247	9,470	—	—	—	12,717	12,500	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	206	554	767	—	—	1,527	1,492	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,512	11,229	24,278	—	—	38,019	36,848	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,596	11,209	19,167	14,028	5,365	53,365	50,687	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	5,121	9,778	27,874	28,520	87,769	159,062	139,693	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,392	4,103	20,694	—	—	26,189	25,293	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	573	1,528	3,559	2,852	13,226	21,738	19,982	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,777	27,207	75,066	78,964	170,509	361,523	344,106	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	8	—	—	—	—	8	—	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	356	1,118	3,405	40	—	4,919	3,817	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	276	829	1,381	—	—	2,486	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	547	—	—	—	—	547	114	Monthly	6.82	6.82
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	155	446	1,351	206	—	2,158	1,643	Monthly	11.60	11.60
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	—	—	—	45,857	45,857	Monthly	4.23	4.23

	Total			83,851	231,444	714,415	310,392	1,175,126	2,515,228	1,947,868

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	529,043	26,483	—	—	—	555,526	555,526	—	—	—
			USD	1,107	10,449	—	—	—	11,556	11,431	Quarterly	2.11	2.11
			CLP	23,878	241	—	—	—	24,119	24,119	—	—	—
			BRL	380,766	13	—	—	—	380,779	380,779	—	—	—
			Others currencies	224,040	228	—	—	—	224,268	224,268	—	—	—
Accounts payable to related parties currents
65.216.000-1	COMUNIDAD MUJER	Chile	CLP	2	—	—	—	—	2	2	—	—	—
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	6	—	—	—	—	6	6	—	—	—
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	27	—	—	—	—	27	27	—	—	—

	Total			1,158,869	37,414	—	—	—	1,196,283	1,196,158

	Total consolidated			1,817,431	1,045,739	3,136,842	1,790,787	3,572,194	11,362,993	10,129,545

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	—	30,100	—	—	—	30,100	30,000	At expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	231,533	—	—	—	—	231,533	230,000	At expiration	1.63	1.63
97.030.000-7	ESTADO	Chile	US$	—	40,188	—	—	—	40,188	40,000	At expiration	1.06	1.06
76.100.458-1	BLADEX	Chile	US$	100,934	—	—	—	—	100,934	100,000	At expiration	1.87	1.87
Bank loans
97.036.000-K	SANTANDER	Chile	US$	877	789	115,051	—	—	116,717	115,051	At expiration	3.19	3.19
97.023.000-9	CORPBANCA	Chile	UF	19,001	55,465	139,603	84,505	—	298,574	268,460	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	785	15,861	—	—	—	16,646	15,335	Monthly	20.75	20.75
0-E	BBVA	Argentina	ARS	1,668	30,029	—	—	—	31,697	27,603	Monthly	23.78	23.78
Guaranteed obligations
0-E	ING	U.S.A.	US$	4,031	12,065	32,213	32,203	28,234	108,746	91,543	Quarterly	5.69	5.01
0-E	CREDIT AGRICOLE	France	US$	11,862	35,886	83,920	10,139	—	141,807	140,312	Quarterly	1.99	1.99
0-E	PEFCO	U.S.A.	US$	2,280	6,839	—	—	—	9,119	8,964	Quarterly	3.06	2.73
0-E	BNP PARIBAS	U.S.A.	US$	11,325	34,296	93,368	96,444	237,865	473,298	418,254	Quarterly	2.45	2.31
0-E	WELLS FARGO	U.S.A.	US$	55,235	165,469	439,680	437,387	1,205,577	2,303,348	2,099,776	Quarterly	2.47	1.76
0-E	CITIBANK	U.S.A.	US$	11,540	34,748	93,687	95,226	168,917	404,118	372,191	Quarterly	2.64	2.04
97.036.000-K	SANTANDER	Chile	US$	5,420	16,374	44,359	45,459	96,694	208,306	200,599	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,891	8,741	23,742	24,417	65,005	124,796	118,070	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,418	4,292	11,671	12,017	32,461	61,859	58,502	Quarterly	1.63	1.04
0-E	US BANK	U.S.A.	US$	18,699	56,022	148,643	147,528	449,705	820,597	703,992	Quarterly	2.81	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,760	17,500	47,175	39,021	93,773	203,229	173,036	Quarterly	3.27	3.27
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,178	24,564	65,726	—	—	98,468	95,292	Quarterly	1.99	1.99
Financial leases
0-E	ING	U.S.A.	US$	5,028	15,205	39,703	9,324	—	69,260	65,076	Quarterly	3.23	3.03
0-E	CREDIT AGRICOLE	France	US$	5,086	14,599	31,434	24,647	17,415	93,181	89,514	Quarterly	1.21	1.21
0-E	CITIBANK	U.S.A.	US$	2,009	6,028	16,075	16,075	8,038	48,225	40,564	Quarterly	6.38	5.65
0-E	PEFCO	U.S.A.	US$	17,566	52,678	140,462	115,934	23,211	349,851	308,774	Quarterly	5.35	4.23
0-E	BNP PARIBAS	U.S.A.	US$	7,984	24,056	64,890	59,475	7,139	163,544	147,334	Quarterly	4.65	4.15
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,099	5,628	—	—	8,430	7,899	Monthly	1.43	1.43
Other loans
0-E	BOEING	U.S.A.	US$	—	2,804	172,128	—	—	174,932	170,838	At expiration	1.75	1.75
0-E	CITIBANK (*)	U.S.A.	US$	9,750	20,100	131,865	209,810	209,684	581,209	450,000	Quarterly	6.00	6.00
Hedging derivatives
—	OTHERS	—	US$	11,005	30,495	59,829	16,561	614	118,504	112,819	—	—	—
Non - hedging derivatives
—	OTHERS	—	US$	1,120	3,203	1,618	—	—	5,941	5,562	—	—	—

	Total			553,688	760,495	2,002,470	1,476,172	2,644,332	7,437,157	6,705,360

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	CITIBANK	Brazil	US$	2,410	44,071	—	—	—	46,481	43,885	At Expiration	3.76	3.20
0-E	BANCO DO BRASIL S.A.	Brazil	US$	9,803	135,450	—	—	—	145,253	137,849	At Expiration	5.20	4.66
0-E	BANCO ITAU BBA	Brazil	US$	29,142	50,737	—	—	—	79,879	73,830	At Expiration	6.31	4.73
0-E	BANCO SAFRA	Brazil	US$	43,211	22,986	—	—	—	66,197	62,357	At Expiration	3.73	2.94
0-E	BANCO SAFRA	Brazil	BRL	200	447	52	—	—	699	684	Monthly	7.42	7.42
0-E	BANCO BRADESCO	Brazil	US$	79,995	50,686	—	—	—	130,681	122,341	At Expiration	3.87	3.29
0-E	BANCO BRADESCO	Brazil	BRL	—	44,986	—	—	—	44,986	42,688	At Expiration	10.63	10.15
0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	186	495	1,320	1,320	2,035	5,356	4,215	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	34,010	80,251	190,343	457,367	953,212	1,715,183	1,100,000	At Expiration	8.60	8.41
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,850	7,728	20,609	20,609	18,892	70,688	58,321	Monthly	1.25	1.25
0-E	AIR CANADA	U.S.A.	US$	1,325	1,645	—	—	—	2,970	2,970	Monthly	—	—
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,546	10,405	28,944	21,867	15,758	80,520	75,352	Monthly	1.42	1.42
0-E	AWAS	U.S.A.	US$	5,651	4,432	—	—	—	10,083	5,651	Monthly	—	—
0-E	BNP PARIBAS	U.S.A.	US$	722	2,008	5,705	6,283	8,648	23,366	22,082	Quarterly	1.00	1.00
0-E	BNP PARIBAS	France	US$	872	2,397	6,387	6,394	10,385	26,435	22,359	Quarterly	0.86	0.75
0-E	CITIBANK	England	US$	7,059	20,021	48,442	50,209	109,870	235,601	222,590	Quarterly	1.03	0.90
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,971	14,177	57,595	12,297	14,308	103,348	97,945	Quarterly	1.40	1.40
0-E	CREDIT AGRICOLE -CIB	France	US$	8,834	26,771	61,037	51,629	53,270	201,541	195,396	Semiannual/ Quarterly	0.75	0.65
0-E	DVB BANK SE	Germany	US$	3,386	9,812	12,717	—	—	25,915	25,000	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	214	621	1,243	284	—	2,362	2,279	Monthly	1.75	1.75
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,709	48,803	—	—	—	52,512	51,978	Monthly	1.25	1.25
0-E	HSBC	France	US$	1,611	4,480	12,148	12,461	37,705	68,405	64,296	Quarterly	1.45	1.25
0-E	KFW IPEX-BANK	Germany	US$	4,463	13,067	30,880	21,672	18,232	88,314	82,718	Monthly/ Quarterly	1.74	1.74
0-E	NATIXIS	France	US$	9,619	20,117	58,917	62,444	124,621	275,718	246,128	Semiannual/ Quarterly	2.81	2.78
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,491	10,137	43,583	19,001	38,965	115,177	106,403	Monthly	1.71	1.71
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	632	1,679	3,943	3,209	14,585	24,048	21,737	Quarterly	2.00	2.00
0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,781	1,427	—	—	—	3,208	3,194	Monthly	1.25	1.25
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	14,113	39,557	96,309	102,366	105,460	357,805	334,095	Quarterly	3.86	3.78
0-E	THE TORONTO- DOMINION BANK	U.S.A.	US$	580	1,673	4,534	4,645	6,619	18,051	17,394	Quarterly	0.57	0.57
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	224	676	—	—	—	900	963	Monthly	10.38	10.38
0-E	BANCO IBM S.A	Brazil	BRL	184	205	630	306	—	1,325	1,050	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	376	960	2,507	313	—	4,156	3,559	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	847	1,258	—	—	—	2,105	1,379	Monthly	6.82	6.82
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	27,244	537	—	—	—	27,781	27,781	Monthly	2.38	2.38
—	OTHERS	Brazil	US$	496	1,156	—	—	—	1,652	1,652	—	—	—

	Total			307,757	675,858	687,845	854,676	1,532,565	4,058,701	3,282,121

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
—	OTHERS	OTHERS	US$	814,354	7,245	—	—	—	821,599	821,599	—	—	—
			US$	1,104	3,318	—	—	—	4,422	4,141	Quarterly	2.01	2.01
			CLP	16,364	6	—	—	—	16,370	16,370	—	—	—
			BRL	193,189	8	—	—	—	193,197	193,197	—	—	—
			BRL	5,220	14,878	—	—	—	20,098	14,569	Monthly	8.99	8.99
			Others currencies	213,904	615	—	—	—	214,519	214,519	—	—	—
Accounts payable, non-current
—	OTHERS	OTHERS	US$	—	—	11,557	—	—	11,557	11,400	Quarterly	2.01	2.01
				—	—	42,743	54,907	199,200	296,850	124,481	Monthly	8.99	8.99
Accounts payable to related parties currents			BRL
96.847.880-K	LUFTHANSA LAN TECHNICAL TRAINING S.A.	Chile	US$	187	—	—	—	—	187	187	—	—	—
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	14	—	—		—	14	14	—	—	—
O-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	304	—	—		—	304	304	—	—	—

	Total			1,244,640	26,070	54,300	54,907	199,200	1,579,117	1,400,781

	Total consolidated			2,106,085	1,462,423	2,744,615	2,385,755	4,376,097	13,074,975	11,388,262

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2013, the Company provided US$ 94.3 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2014, the Company had provided US$ 91.8 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate R$/US$ and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage rate, in line with industry practice. This rate is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Adjusted capital is the amount of net equity without the impact of the market value of derivatives.

The Company’s strategy, which has not changed since 2007, has consisted of maintaining an adjusted leverage rate of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). As a result of consolidation with TAM S.A. and Subsidiaries, the rating agency Fitch has issued on May 2, 2014 a new long-term rating for the Company of BB with negative perspective (which is not an investment grade rating).Additionally, on June 10, 2013, S&P issued a long term rating of BB, with a positive outlook.

Adjusted leverage ratios:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Total financial loans	8,817,215	9,830,866
Last twelve months Operating lease payment x 8	4,171,072	3,528,616
Less:
Cash and marketable securities	(1,533,770)	(2,561,574)

Total net adjusted debt	11,454,517	10,797,908

Net Equity	4,401,896	5,238,821
Cash flow hedging reserve	151,340	34,508

Adjusted equity	4,553,236	5,273,329

Total adjusted debt and equity	16,007,753	16,071,237

Adjusted leverage	71.6%	67.2%

See information related to financial covenants in Note 31 (a).

3.3.	Estimates of fair value.

At December 31, 2014, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

•	Interest rate derivative contracts,

•	Fuel derivative contracts,

•	Currency derivative contracts

2.	Financial Investments:

This category includes the following instruments:

•	Investments in short-term Mutual Funds (cash equivalent),

•	Bank certificate of deposit – CBD,

•	Private investment funds

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2014				As of December 31, 2013
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	200,753	200,753	—	—	579,349	579,349	—	—
Short-term mutual funds	200,753	200,753	—	—	579,349	579,349	—	—
Other financial assets, current	546,535	526,081	20,454	—	625,086	546,116	78,970	—
Fair value of interest rate derivatives	1	—	1	—	6	—	6	—
Fair value of fuel derivatives	1,783	—	1,783	—	15,868	—	15,868	—
Fair value of foreign currency derivatives	—	—	—	—	32,058	—	32,058	—
Interest accrued since the last payment date of Cross Currency Swap	377	—	377	—	483	—	483	—
Private investment funds	480,777	480,777	—	—	544,182	544,182	—	—
Certificate of deposit CDB	18,293	—	18,293	—	2,374	—	2,374	—
Domestic and foreign bonds	41,111	41,111	—	—	351	351	—	—
Time deposit	—	—	—	—	28,181	—	28,181	—
Other investments	4,193	4,193	—	—	1,583	1,583	—	—
Liabilities
Other financial liabilities, current	227,233	—	227,233	—	70,506	—	70,506	—
Fair value of interest rate derivatives	26,395	—	26,395	—	32,070	—	32,070	—
Fair value of fuel derivatives	157,233	—	157,233	—
Fair value of foreign currency derivatives	37,242	—	37,242	—	28,621	—	28,621	—
Interest accrued since the last payment date of Currency Swap	5,173	—	5,173	—	5,775	—	5,775	—
Interest rate derivatives not recognized as a hedge	1,190	—	1,190		4,040		4,040
Other financial liabilities, non current	28,327	—	28,327	—	56,397	—	56,397	—
Fair value of interest rate derivatives	28,327	—	28,327	—	54,906	—	54,906	—
Interest rate derivatives not recognized as a hedge	—	—	—	—	1,491	—	1,491	—

Additionally, at December 31, 2014, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2014		As of December 31, 2013
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	788,643	1,405,554	1,405,554
Cash on hand	11,568	11,568	6,017	6,017
Bank balance	239,514	239,514	229,935	229,935
Overnight	154,666	154,666	508,781	508,781
Time deposits	382,895	382,895	660,821	660,821
Other financial assets, current	103,866	103,866	84,858	84,858
Other financial assets	103,866	103,866	84,858	84,858
Trade and other accounts receivable current	1,378,837	1,378,837	1,633,094	1,633,094
Accounts receivable from related entities	308	308	628	628
Other financial assets, non current	84,986	84,986	65,289	65,289
Accounts receivable	30,465	30,465	100,775	100,775
Other financial liabilities, current	1,397,382	1,446,100	1,969,281	2,128,096
Trade and other accounts payables	1,489,396	1,489,396	1,557,736	1,557,736
Accounts payable to related entities	35	35	505	505
Other financial liabilities, non current	7,360,685	8,319,022	7,803,588	7,910,446
Accounts payable, non-current	577,454	577,454	922,887	922,887

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a) The evaluation of possible impairment losses for certain assets.

(b) The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the end of the period, corresponding to the valuation of kilometers or points credited to holders of the loyalty programs which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

The management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. This judgment is made on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM, except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

Since the integration of LAN and TAM operations, most critical airline activities in Brazil have been managed under the TAM CEO and global activities have been managed by the LATAM CEO, who is in charge of the overall operation of the LATAM Group and who reports to the LATAM board. Further, the LATAM CEO evaluates performance of the LATAM Group executives and, together with the LATAM board, determines compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 13.8 million of members, along with being a government entity with a separately business and not directly related to air transport.

(a)	For the periods ended

			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At December 31,		At December 31,		At December 31,		At December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income from ordinary activities from external customers (*)	11,587,224	12,328,634	506,277	595,903	—	—	12,093,501	12,924,537
LAN passenger	4,464,761	4,731,296	—	—	—	—	4,464,761	4,731,296
TAM passenger	5,409,084	5,734,359	506,277	595,903	—	—	5,915,361	6,330,262
Freight	1,713,379	1,862,979	—	—	—	—	1,713,379	1,862,979
Income from ordinary activities from transactions with other operating segments	506,277	595,903	106,030	94,457	(612,307)	(690,360)	—	—
Other operating income	217,390	272,640	160,255	68,925	—	—	377,645	341,565
Interest income	32,390	49,737	58,110	34,280	—	(11,189)	90,500	72,828
Interest expense	(430,030)	(472,171)	(4)	(1,542)	—	11,189	(430,034)	(462,524)
Total net interest expense	(397,640)	(422,434)	58,106	32,738	—	—	(339,534)	(389,696)

(*)	The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

For the periods ended

	Air transportation At December 31,		Coalition and loyalty program Multiplus At December 31,		Eliminations At December 31,		Consolidated At December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation and amortization	(983,847)	(1,037,734)	(7,417)	(3,999)	—	—	(991,264)	(1,041,733)
Material non-cash items other than depreciation and amortization	(168,573)	(523,666)	(2,350)	59	—	—	(170,923)	(523,607)
Disposal of fixed assets and inventory losses	(28,756)	(33,987)	(814)	(123)	—	—	(29,570)	(34,110)
Doubtful accounts	(9,637)	(7,754)	(1,522)	217	—	—	(11,159)	(7,537)
Exchange differences	(130,187)	(482,139)	(14)	(35)	—	—	(130,201)	(482,174)
Result of indexation units	7	214	—	—	—	—	7	214
Income (loss) atributable to owners of the parents	(254,151)	(389,040)	144,361	107,926	—	—	(109,790)	(281,114)
Participation of the entity in the income of associates	(2,175)	1,954	(4,280)	—	—	—	(6,455)	1,954
Expenses for income tax	(68,293)	72,155	(73,901)	(52,086)	—	—	(142,194)	20,069
Segment profit / (loss)	(182,077)	(344,337)	105,116	80,518	—	—	(76,961)	(263,819)
Assets of segment	18,759,848	21,520,500	1,773,584	1,118,686	(49,002)	(8,040)	20,484,430	22,631,146
Investments in associates	—	3,572	—	3,024	—	—	—	6,596
Amount of non-current asset additions	1,522,298	1,746,913	—	—	—	—	1,522,298	1,746,913
Property, plant and equipment	1,444,402	1,685,011	—	—	—	—	1,444,402	1,685,011
Intangibles other than goodwill	77,896	61,902	—	—	—	—	77,896	61,902
Segment liabilities	15,293,668	16,604,451	723,438	775,975	(36,371)	(75,739)	15,980,735	17,304,687
Purchase of non-monetary assets of segment	1,496,204	1,425,270	—	—	—	—	1,496,204	1,425,270

The Company’s revenues by geographic area are as follows:

	For the periods ended
	At December 31,
	2014	2013
	ThUS$	ThUS$
Peru	660,057	646,217
Argentina	813,472	950,595
U.S.A.	1,224,264	1,290,493
Europe	935,893	937,539
Colombia	391,678	387,999
Brazil	5,361,594	5,572,884
Ecuador	248,585	273,712
Chile	1,589,202	1,698,476
Asia Pacific and rest of Latin America	868,756	1,166,622

Income from ordinary activities	12,093,501	12,924,537

Other operating income	377,645	341,565

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Cash on hand	11,568	6,017
Bank balances	239,514	229,935
Overnight	154,666	508,781

Total Cash	405,748	744,733

Cash equivalents
Time deposits	382,895	660,821
Mutual funds	200,753	579,349

Total cash equivalents	583,648	1,240,170

Total cash and cash equivalents	989,396	1,984,903

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Argentine peso	44,697	59,018
Brazilian real	45,591	253,392
Chilean peso (*)	30,758	229,918
Colombian peso	17,188	28,132
Euro	9,639	16,571
US Dollar	745,214	1,200,828
Strong bolivar (**)	63,236	162,809
Other currencies	33,073	34,235

Total	989,396	1,984,903

(*)	The Company no maintain currency derivative contracts (forward) at December 31, 2014 (ThUS$ 174,020 as of December 31, 2013), for conversion into dollars of investments in pesos.
(**)	In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela.

During 2014, in accordance with the acceptance of the Company about the proposal Bolivarian Republic of Venezuela regarding the repatriation of foreign exchange through the so-called “request of acquisition of foreign exchange”, the Company has modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in Strong Bolivar, from 6.3 VEF/US$ to 12.0 VEF/US$, which represented a loss by foreign exchange, amounting to the sum of ThUS$ 61,021.

The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 16 letter (d), additional information in numeral (iv) Financial leases.

Other inflows (outflows) of cash:

	For the periods ended December 31,
	2014	2013
	ThUS$	ThUS$
Currency hedge	(1,153)	—
Fuel hedge	(45,365)	11,413
Hedging margin guarantees	(64,334)	88,925
Guarantees	(86,006)	(5,001)
Fuel derivatives premiums	(7,075)	(4,041)
Bank commissions, taxes paid and other	(47,724)	(14,535)

Total Other inflows (outflows) Operation flow	(251,657)	76,761

Certificate of bank deposits	(17,399)	75,448

Total Other inflows (outflows) Investment flow	(17,399)	75,448

Aircraft Financing advances	8,669	24,650
Credit card loan manager	23,864	(8,965)
Settlement of derivative contracts	(42,962)	(61,897)
Breakage	—	(16,280)
Other	(3,348)	479

Total Other inflows (outflows) Financing flow	(13,777)	(62,013)

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2014

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	—	—	200,753	989,396
Other financial assets, current (*)	103,866	2,161	41,111	503,263	650,401
Trade and others accounts receivable, current	1,378,837	—	—	—	1,378,837
Accounts receivable from related entities, current	308	—	—	—	308
Other financial assets, non current (*)	84,495	—	491	—	84,986
Accounts receivable, non current	30,465	—	—	—	30,465

Total	2,386,614	2,161	41,602	704,016	3,134,393

Liabilities	Other financial liabilities	Hedge derivatives	Held for trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,397,382	226,043	1,190	1,624,615
Trade and others accounts payable, current	1,489,396	—	—	1,489,396
Accounts payable to related entities, current	35	—	—	35
Other financial liabilities, non-current	7,360,685	28,327	—	7,389,012
Accounts payable, non-current	577,454	—	—	577,454

Total	10,824,952	254,370	1,190	11,080,512

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

At December 31, 2013

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,405,554	—	—	579,349	1,984,903
Other financial assets, current (*)	83,136	48,415	2,073	576,320	709,944
Trade and others accounts receivable, current	1,633,094	—	—	—	1,633,094
Accounts receivable from related entities, current	628	—	—	—	628
Other financial assets, non current (*)	64,783	—	506	—	65,289
Accounts receivable, non current	100,775	—	—	—	100,775

Total	3,287,970	48,415	2,579	1,155,669	4,494,633

Liabilities	Other financial liabilities	Hedge derivatives	Held for trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,969,281	66,466	4,040	2,039,787
Trade and others accounts payable, current	1,557,736	—	—	1,557,736
Accounts payable to related entities, current	505	—	—	505
Other financial liabilities, non-current	7,803,588	54,906	1,491	7,859,985
Accounts payable, non-current	922,887	—	—	922,887

Total	12,253,997	121,372	5,531	12,380,900

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

a)	Assets

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS $
Cash and cash equivalents	989,396	1,984,903
Argentine peso	44,697	59,018
Brazilian real	45,591	253,392
Chilean peso	30,758	229,918
Colombian peso	17,188	28,132
Euro	9,639	16,571
US Dollar	745,214	1,200,828
Strong bolivar	63,236	162,809
Other currencies	33,073	34,235
Other financial assets (current and non-current)	735,387	775,233
Argentine peso	45,169	1,007
Brazilian real	500,875	577,973
Chilean peso	26,881	27,555
Colombian peso	406	2,550
Euro	4,244	5,494
US Dollar	156,687	159,563
Strong bolivar	43	14
Other currencies	1,082	1,077
Trade and other accounts receivable, current	1,378,837	1,633,094
Argentine peso	100,798	27,343
Brazilian real	528,404	802,789
Chilean peso	131,191	82,880
Colombian peso	9,021	9,762
Euro	38,764	21,479
US Dollar	369,774	520,991
Strong bolivar	4,895	2,353
Other currencies (*)	195,990	165,497
Accounts receivable, non-current	30,465	100,775
Brazilian real	761	1,194
Chilean peso	5,814	8,624
US Dollar	23,734	90,755
Other currencies (*)	156	202
Accounts receivable from related entities , current	308	628
Brazilian real	9	162
Chilean peso	299	466
Total assets	3,134,393	4,494,633
Argentine peso	190,664	87,368
Brazilian real	1,075,640	1,635,510
Chilean peso	194,943	349,443
Colombian peso	26,615	40,444
Euro	52,647	43,544
US Dollar	1,295,409	1,972,137
Strong bolivar	68,174	165,176
Other currencies	230,301	201,011

(*)	See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Trade accounts receivable	1,269,435	1,552,489
Other accounts receivable	210,909	251,982

Total trade and other accounts receivable	1,480,344	1,804,471
Less: Allowance for impairment loss	(71,042)	(70,602)

Total net trade and accounts receivable	1,409,302	1,733,869
Less: non-current portion – accounts receivable	(30,465)	(100,775)

Trade and other accounts receivable, current	1,378,837	1,633,094

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Day	1,088,364	1,378,226
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	83,599	72,417
Expired from 91 to 180 days	11,521	11,547
More than 180 days overdue (*)	14,909	19,697

Total matured accounts receivable, but not impaired	110,029	103,661

Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	53,956	19,630
Debtor under pre-judicial collection process and portfolio sensitization	17,086	50,972

Total matured accounts receivable and impaired	71,042	70,602

Total	1,269,435	1,552,489

(*)	Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

Currency	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Argentine Peso	100,798	27,343
Brazilian Real	529,165	803,983
Chilean Peso	137,005	91,504
Colombian peso	9,021	9,762
Euro	38,764	21,479
US Dollar	393,508	611,746
Strong bolivar	4,895	2,353
Other currency (*)	196,146	165,699

Total	1,409,302	1,733,869

(*) Other currencies
Australian Dollar	15,243	26,198
Chinese Yuan	35,626	22,887
Danish Krone	8,814	6,899
Pound Sterling	33,624	15,256
Indian Rupee	1,887	5,343
Japanese Yen	4,635	10,332
Norwegian Kroner	16,516	14,970
Swiss Franc	5,701	6,645
Korean Won	25,203	16,929
New Taiwanese Dollar	10,323	9,670
Other currencies	38,574	30,570

Total	196,146	165,699

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables:

Periods	Opening balance ThUS$	Write-offs ThUS$	(Increase) Decrease ThUS$	Addition for business combination ThUS$	Differences by subsidiaries ThUS$	Closing balance ThUS$
From January 1 to December 31, 2013	(75,503)	9,928	(5,027)	—	—	(70,602)
From January 1 to December 31, 2014	(70,602)	6,864	(7,304)	—	—	(71,042)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2014			As of December 31, 2013
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,269,435	(71,042)	1,198,393	1,552,489	(70,602)	1,481,887
Other accounts receivable	210,909	—	210,909	251,982	—	251,982

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2014	As of December 31, 2013
					ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Others related parties	Chile	CLP	284	441
79.773.440-1	Transportes San Felipe S.A.	Others related parties	Chile	CLP	—	1
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	CLP	15	24
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Others related parties	Brazil	BRL	—	2
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Others related parties	Brazil	BRL	—	14
Foreign	Prisma Fidelidade S.A.	Joint Venture	Brazil	BRL	9	146

	Total current assets				308	628

(b)	Accounts payable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2014	As of December 31, 2013
					ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	US$	—	187
65.216.000-K	Comunidad Mujer	Other related parties	Chile	CLP	2	—
78.591.370-1	Bethia S.A. and Subsidiaries	Other related parties	Chile	CLP	6	14
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	US$	27	304

	Total current liabilities				35	505

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Technical stock	229,313	190,202
Non-technical stock	36,726	40,826

Total production suppliers	266,039	231,028

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of December 31, 2014 amounts to ThUS$ 2,982 (ThUS$ 1,757 as of December 31, 2013). The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2014, the Company recorded ThUS$ 189,864 (ThUS$ 160,068 as of December 31, 2013) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

During 2014 no reversals of write-downs resulting from an increase in net realizable value.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets
Private investment funds	480,777	544,182	—	—	480,777	544,182
Deposits in guarantee (aircraft)	8,458	51,879	70,155	49,893	78,613	101,772
Certificate of deposit (CBD)	18,293	2,374	—	—	18,293	2,374
Time deposits	—	28,181	—	—	—	28,181
Guarantees for margins of derivatives	92,556	28,157	—	—	92,556	28,157
Deposits in guarantee (loan)	—	—	11,116	11,753	11,116	11,753
Other investments	4,193	1,583	491	506	4,684	2,089
Domestic and foreign bonds	41,111	351	—	—	41,111	351
Other guarantees given	2,852	4,822	3,224	3,137	6,076	7,959

Subtotal of other financial assets	648,240	661,529	84,986	65,289	733,226	726,818

(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	377	483	—	—	377	483
Fair value of interest rate derivatives	1	6	—	—	1	6
Fair value of foreign currency derivatives (1)	—	32,058	—	—	—	32,058
Fair value of fuel price derivatives	1,783	15,868	—	—	1,783	15,868

Subtotal of hedging assets	2,161	48,415	—	—	2,161	48,415

Total Other Financial Assets	650,401	709,944	84,986	65,289	735,387	775,233

(1)	The foreign currency derivatives exchange is collars and cross currency swap.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 18.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments
Aircraft leases	26,039	28,555	26,201	17,332	52,240	45,887
Aircraft insurance and other	12,160	13,180	—	—	12,160	13,180
Others	17,970	14,657	36,450	38,557	54,420	53,214

Subtotal advance payments	56,169	56,392	62,651	55,889	118,820	112,281

(b) Other assets
Aircraft maintenance reserve (*)	31,108	152,797	123,588	79,012	154,696	231,809
Sales tax	155,795	120,215	64,652	65,936	220,447	186,151
Other taxes	3,513	5,556	—	—	3,513	5,556
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	599	657	453	515	1,052	1,172
Judicial deposits	—	—	90,450	70,380	90,450	70,380
Others	687	—	1,019	544	1,706	544

Subtotal other assets	191,702	279,225	280,162	216,387	471,864	495,612

Total Other Non - Financial Assets	247,871	335,617	342,813	272,276	590,684	607,893

(*)	Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are payable periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (5 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2014, LATAM had ThUS$ 154,696 in maintenance reserves (ThUS$ 231,809 at December 31, 2013), corresponding to 12 aircraft out of a total fleet of 327 (21 aircraft out of a total fleet of 339 at December 31, 2013). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

Detail of significant subsidiaries and summarized financial information:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2014%	As of December 31, 2013%
Lan Perú S.A.	Peru	US$	69.97858	69.97858
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	71.94990
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of December 31, 2014						ended December 31, 2014
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	1,134,289	1,058
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	267,578	(9,966)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	439,929	(17,864)
Transporte Aéreo S.A.	.367,570	80,090	287,480	147,278	59,805	87,473	364,580	(8,983)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	256,925	(20,193)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	392,433	(81,033)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	6,628,432	171,655

							Results for the period
	Statement of financial position as of December 31, 2013						ended December 31, 2013
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	263,516	237,577	25,939	252,109	250,699	1,410	1,173,391	3,755
Lan Cargo S.A.	772,640	360,733	411,907	413,527	233,363	180,164	304,060	3,685
Lan Argentina S.A.	214,426	192,590	21,836	205,672	203,567	2,105	500,128	(13,311)
Transporte Aéreo S.A.	359,693	69,459	290,234	120,399	37,049	83,350	400,518	(4,129)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	94,160	58,867	35,293	93,535	89,802	3,733	299,138	(40,295)
Aerovías de Integración Regional, AIRES S.A.	188,518	69,591	118,927	36,009	24,936	11,073	335,854	(63,359)
TAM S.A. (*)	8,695,458	2,372,047	6,323,411	7,983,671	3,249,581	4,734,090	6,791,104	(458,475)

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries.

(b)	Non-controlling interest

Equity	Tax No.	Country of origin	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
			%	%	ThUS$	ThUS$
Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,323	3,423
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	925	591
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.29000	0.29000	5	19
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	1,730	1,315
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	0.00000	28.05000	—	(14,688)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	195	966
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	217	221
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	5	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	6	8
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(826)	660
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	684	370
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	825	1,695
Multiplus S.A.	0-E	Brazil	27.26000	27.15000	94,710	93,057

Total					101,799	87,638

		Country	As of December 31,	As of December 31,	For the period ended December 31,
Incomes	Tax No.	of origin	2014	2013	2014	2013
			%	%	ThUS$	ThUS$
Lan Perú S.A	0-E	Peru	30.00000	30.00000	317	1,127
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	(109)	111
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.29000	0.29000	(14)	1
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	396	(511)
Aerolinheas Brasileiras S.A. and Subsidiaries	0-E	Brasil	0.00000	26.70000	—	(1,520)
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	0.00000	28.05000	(5,671)	(11,303)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	269	188
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	58	47
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	4	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	6	—
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(495)	(145)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	1.02665	(797)	(645)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	(389)	671
Multiplus S.A.	0-E	Brazil	27.26000	27.13000	39,254	29,273

Total					32,829	17,295

NOTE 14 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$
Computer software	126,797	143,124	309,846	278,721
Developing software	74,050	46,075	74,050	46,075
Airport slots	1,201,028	1,361,807	1,201,028	1,361,807
Loyalty program	400,317	453,907	400,317	453,907
Trademarks	77,887	88,314	77,887	88,314
Other assets	—	81	808	808

Total	1,880,079	2,093,308	2,063,936	2,229,632

Movement in Intangible assets other than goodwill:

	Computer			Trademarks	Other
	software	Developing	Airport	and loyalty	assets
	Net	software	slots (*)	program (*)	Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2013	144,244	54,635	1,561,130	621,584	806	2,382,399
Additions	14,703	47,199	—	—	—	61,902
Withdrawals	(467)	(1,975)	—	—	—	(2,442)
Transfer software	46,444	(48,890)	—	—	(492)	(2,938)
Foreing exchange	(5,542)	(4,894)	(199,323)	(79,363)	(72)	(289,194)
Amortization	(56,258)	—	—	—	(161)	(56,419)

Closing balance as of December 31, 2013	143,124	46,075	1,361,807	542,221	81	2,093,308

Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	16,902	60,994	—	—	—	77,896
Withdrawals	(1,365)	(3,576)	—	—	—	(4,941)
Transfer software	22,351	(24,539)	—	—	—	(2,188)
Foreing exchange	(6,763)	(4,904)	(160,779)	(64,017)	—	(236,463)
Amortization	(47,452)	—	—	—	(81)	(47,533)

Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	—	1,880,079

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2014 amounts to ThUS$ 183,049 (ThUS$ 135,597 as of December 31, 2013). The accumulated amortization of other identifiable intangible assets as of December 31, 2014 amounts to ThUS$ 808 (ThUS$ 727 as of December 31, 2013).

(*)	See Note 2.5

NOTE 15 – GOODWILL

The Goodwill amount at December 31, 2014 is ThUS$ 3,313,401 (ThUS$ 3,727,605 at December 31, 2013).

The Company has two cash- generating units (CGUs), confirming the existence of two cash-generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”; consistent with this, at December 31, 2014 was performed impairment tests based on value in use and no impairment was identified. These tests are done at least once per year.

At December 31, 2014, the recoverable amounts of cash generating units have been determined from estimated cash flows by the Administration. The main assumptions used are disclosed as follows:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.5 and 2.5	4.7 and 5.7
Exchange rate (1)	R$/US$	2.7 and 3.62	2.7 and 3.62
Discount rate based on the weighted average cost of capital (WACC)%		9.8 and 10.8	—
Discount rate based on cost of equity (CoE)%		—	18.0 and 24.0
Fuel Price from futures price curves commodities markets	US$/barril	90	—

(1)	In line with the expectations of the Central Bank of Brazil
(2)	The flows, as in the growth rate and discount, are denominated in real.

Given the expectation of growth and the long investment cycles characteristic of the industry, are used projections of ten years.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

The sensitivity analysis included individual impact of variations in the key assumptions with impact on the determination of the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	10.8	—	1.5
Coalition and loyalty program Multiplus CGU	—	24.0	4.7

In none of the previous cases was presented impairment in the cash- generating unit.

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2013	3,361,906	851,254	4,213,160
Increase (decrease) due to exchange rate differences	(421,729)	(108,686)	(530,415)
Others	44,860	—	44,860

Closing balance as of December 31, 2013	2,985,037	742,568	3,727,605

Opening balance as of January 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	(360,371)	(87,670)	(448,041)
Others	33,837	—	33,837

Closing balance as of December 31, 2014	2,658,503	654,898	3,313,401

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	937,279	858,650	—	—	937,279	858,650
Land	57,988	59,352	—	—	57,988	59,352
Buildings	249,361	247,263	(82,355)	(75,478)	167,006	171,785
Plant and equipment	8,660,352	8,461,456	(1,770,560)	(1,708,668)	6,889,792	6,752,788
Own aircraft	7,531,526	7,409,394	(1,407,704)	(1,347,671)	6,123,822	6,061,723
Other	1,128,826	1,052,062	(362,856)	(360,997)	765,970	691,065
Machinery	65,832	73,561	(42,099)	(41,509)	23,733	32,052
Information technology equipment	188,208	182,108	(137,199)	(135,889)	51,009	46,219
Fixed installations and accessories	97,090	97,212	(53,307)	(46,620)	43,783	50,592
Motor vehicles	95,981	75,150	(53,452)	(51,128)	42,529	24,022
Leasehold improvements	144,230	88,641	(87,707)	(71,872)	56,523	16,769
Other property, plants and equipment	4,522,589	4,791,236	(2,019,155)	(1,820,679)	2,503,434	2,970,557
Financial leasing aircraft	4,365,247	4,618,127	(1,985,458)	(1,777,980)	2,379,789	2,840,147
Other	157,342	173,109	(33,697)	(42,699)	123,645	130,410

Total	15,018,910	14,934,629	(4,245,834)	(3,951,843)	10,773,076	10,982,786

(a)	The movement in the different categories of Property, plant and equipment from January 1, 2013 to December 31, 2014 is shown below:

	Construction in progress	Land	Buildings net	Plant and equipment net		Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2013	1,153,003	65,307	175,070	6,360,115		40,463	42,343	4,722	21,728	3,944,325	11,807,076

Additions	17,731	—	11,798	1,555,667		22,146	7,663	303	—	69,703	1,685,011
Disposals	—	—	—	(141,328)		(31)	—	(161)	—	(644,637)	(786,157)
Retirements	(615)	—	(430)	(65,151)		(270)	(15)	(10)	(219)	(19,716)	(86,426)
Depreciation expenses	—	—	(11,768)	(446,503)		(14,131)	(8,893)	(312)	(12,281)	(336,586)	(830,474)
Foreing exchange	(53,452)	(5,955)	(12,414)	(71,013)		(3,375)	(1,527)	(286)	(1)	(320,738)	(468,761)
Other increases (decreases)	(258,017)	—	9,529	(384,669)		1,417	11,021	(2,512)	7,542	278,206	(337,483)

Changes, total	(294,353)	(5,955)	(3,285)	447,003		5,756	8,249	(2,978)	(4,959)	(973,768)	(824,290)

Closing balance as of December 31, 2013	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Additions	29,980	3,440	16,636	1,214,282		22,239	2,190	1,586	—	154,049	1,444,402
Disposals	—	—	—	(660,129	)(*)	(57)	—	(4)	—	(328)	(660,518)
Retirements	(705)	—	(403)	(39,463)		(205)	(230)	(53)	(50)	(34,282)	(75,391)
Depreciation expenses	—	—	(13,980)	(431,967)		(16,889)	(8,899)	(1,041)	(19,127)	(286,033)	(777,936)
Foreing exchange	733	(4,804)	(12,341)	(59,957)		(3,595)	(1,509)	330	—	(110,727)	(191,870)
Other increases (decreases)	48,621	—	5,309	124,205		3,297	1,639	(597)	58,931	(189,802)	51,603

Changes, total	78,629	(1,364)	(4,779)	146,971		4,790	(6,809)	221	39,754	(467,123)	(209,710)

Closing balance as of December 31, 2014	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

(*)	During the first half of 2014 four Boeing 777-300ER aircraft were sold and subsequently leased.

(b)	Composition of the fleet:

		Aircraft included in the Company’s Property, plant and equipment			Operating leases		Total fleet
		As of		As of	As of	As of	As of		As of
Aircraft	Model	December 31,		December 31,	December 31,	December 31,	December 31,		December 31,
		2014		2013	2014	2013	2014		2013
Boeing 767	300	—		3	—	—	—		3
Boeing 767	300ER	34		34	4	6	38		40
Boeing 767	300F	8	(1)	8	3	4	11	(1)	12
Boeing 777	300ER	4		8	6	2	10		10
Boeing 777	Freighter	2		2	2	2	4		4
Boeing 787	800	6		3	4	2	10		5
Airbus A319	100	40		39	12	15	52		54
Airbus A320	200	95		95	63	65	158		160
Airbus A321	200	18		9	3	1	21		10
Airbus A330	200	8		8	5	12	13		20
Airbus A340	300	3		—	—	4	3		4
Airbus A340	500	—		2	—	—	—		2
Boeing 737	700	—		—	—	5	—		5
Bombardier	Dhc8-200	2		—	5	7	7		7
Bombardier	Dhc8-400	—		—	—	3	—		3

Total		220		211	107	128	327		339

(1)	Two aircraft leased to FEDEX

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	3	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract. The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 777,936 (ThUS$ 830,474 at December 31, 2013). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2014, were added direct guarantees by nine Airbus A321-200 aircraft and three Boeing 787-800 aircraft. Additionally, as a result of fleet transfer plan from TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company added direct guarantees associated with three Airbus A319-100 aircraft, twenty one Airbus A320-200 aircraft and seven Airbus A321-200 aircraft.

Moreover, the Company sold its interest in the permanent establishments Flamenco Leasing LLC, Cisne Leasing LLC, Becacina Leasing LLC, Tricahue Leasing LLC and Loica Leasing Limited. Products of the above direct guarantees associated with seven Boeing 767-300, two Airbus A319-100 and two Airbus A320-200 aircraft were removed.

Additionally, as a result of sale, direct guarantees associated with four Boeing 777-300 aircraft were removed.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2014		2013
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Aircraft and engines	Boeing 767	1,001,311	1,277,357	1,437,810	1,827,349
Trust Company		Boeing 777 / 787	452,622	518,788	777,796	880,470
Banco Santander S.A.	Aircraft and engines	Airbus A319	66,318	100,485	74,042	105,353
		Airbus A320	585,008	788,706	643,945	829,185
		Airbus A321	39,739	45,161	43,071	49,208
BNP Paribas	Aircraft and engines	Airbus A319	174,714	238,103	209,993	281,846
		Airbus A320	162,304	207,881	199,114	257,857
Credit Agricole	Aircraft and engines	Airbus A319	55,797	121,038	32,251	99,241
		Airbus A320	157,514	219,460	96,774	153,531
		Airbus A321	60,288	63,939	—	—
JP Morgan	Aircraft and engines	Boeing 777	237,463	278,169	259,272	292,486
Wells Fargo	Aircraft and engines	Airbus A320	305,949	360,064	331,854	384,273
Bank of Utah	Aircraft and engines	Airbus A320	259,260	327,094	277,622	347,765
DVB Bank SE	Aircraft and engines	Boeing 767	—	—	95,292	151,824
Natixis	Aircraft and engines	Airbus A320	48,814	55,946	—	—
		Airbus A321	405,416	488,198	—	—
Citibank N. A.	Aircraft and engines	Airbus A320	142,591	146,535	—	—
		Airbus A321	55,836	59,452	—	—
HSBC	Aircraft and engines	Airbus A320	59,005	59,342	—	—
KfW IPEX-Bank	Aircraft and engines	Airbus A320	16,088	17,516	—	—
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	69,721	70,102	—	—

Total direct guarantee			4,355,758	5,443,336	4,478,836	5,660,388

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2014 amounted to ThUS$ 1,626,257 (ThUS$ 2,167,470 at December 31, 2013). The book value of assets with indirect guarantees as of December 31, 2014 amounts to ThUS$ 2,335,135 (ThUS$ 2,767,593 as of December 31, 2013).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	138,960	160,116
Commitments for the acquisition of aircraft (*)	21,500,000	23,900,000

(*)	Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2015	2016	2017	2018	2019	2020	2021	Total
Airbus S.A.S.	16	23	26	31	11	12	5	124

A320-NEO	—	2	18	16	8	8	—	52
A321	15	15	—	—	—	—	—	30
A321-NEO	—	—	—	6	—	4	5	15
A350	1	6	8	9	3	—	—	27

The Boeing Company	3	5	6	4	—	—	—	18

B777	—	—	2	—	—	—	—	2
B787-8			4	4				8
B787-9	3	5	—	—	—	—	—	8

Total	19	28	32	35	11	12	5	142

In July 2014 the cancellation of 4 Airbus A320 was signed and changing 12 Airbus A320 aircraft for 12 Airbus A320 NEO aircraft. In December 2014 a contract was signed changing 4 Airbus A320 aircraft for 4 Airbus A320 NEO aircraft and changing 4 Airbus A321 aircraft for 4 Airbus A321 NEO aircraft.

At December 31, 2014, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., remain to receive 97 aircraft Airbus A320 family, with deliveries between 2015 and 2021, and 27 Airbus aircraft A350 family with delivery dates starting from 2015.

The approximate amount is ThUS$ 17,600,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 5 Airbus A350 aircraft.

As of December 31, 2014, and as a result of different aircraft purchase contracts signed with The Boeing Company, remain to receive a total of sixteen 787 Dreamliner aircraft, with delivery dates between 2015 and 2018, and two 777 with delivery expected for 2017.

The approximate amount, according to the manufacturer’s price list, is ThUS$ 3,900,000. Additionally, the Company has valid purchase options for 2 Boeing 777 aircraft.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		December 31,
		2014	2013
Average rate of capitalization of capitalized interest costs	%	2.84	3.63
Costs of capitalized interest	ThUS$	18,426	25,625

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			December 31,	December 31,
Lessor	Aircraft	Model	2014	2013
Agonandra Statutory Trust	Airbus A319	100	4	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Air Canada	Airbus A340	500	—	2
AWMS I (AWAS)	Boeing 767	300	—	3
Becacina Leasing LLC	Boeing 767	300ER	1	—
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	—
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	—
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	4	4
Loica Leasing Limited	Airbus A319	100	2	—
Loica Leasing Limited	Airbus A320	200	2	—
Mirlo Leasing LLC	Boeing 767	300ER	1	1

			As of	As of
			December 31,	December 31,
Lessor	Aircraft	Model	2014	2013
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	1	12
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
TMF Interlease Aviation III B.V.	Airbus A319	100	—	3
TMF Interlease Aviation III B.V.	Airbus A320	200	—	12
TMF Interlease Aviation III B.V.	Airbus A321	200	—	7
Tricahue Leasing LLC	Boeing 767	300ER	3	—
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association (ILFC)	Airbus A330	200	—	1

Total			71	99

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2014 the Company had seventy one aircraft (ninety nine aircraft as of December 31, 2013).

During the period ended December 2014, due to the sale of its participation in the permanent establishments Flamenco Leasing LLC, Cisne Leasing LLC, Becacina Leasing LLC, Tricahue Leasing LLC and Loica Leasing Limited, the Company increased its number of aircraft on lease by seven Boeing 767-300, two Airbus A319-100 and two Airbus A320-200 aircraft. Therefore, these aircraft were reclassified from the Plant and equipment category to the category Other property plant and equipment.

During the third quarter of 2014 the option was exercised to purchase one A330-200 and during the fourth quarter of 2014 the option were exercised to purchase two A320-200 aircraft. Therefore, this aircraft was reclassified from the Other property plant and equipment category to the category Plant and equipment.

For other hand, as a result of fleet transfer plan from TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company decreases its number of aircraft on lease by three Airbus A319-100 aircraft, twenty one Airbus A320-200 and seven Airbus A321-200 aircraft as a result of modifications in its financial contracts. Therefore, these aircraft were reclassified from the Other property plant and equipment category to the category Plant and equipment.

Additionally, as a result of the leasing contracts had ended; the Company decreases its number of aircraft on lease by three Boeing 767-300 aircraft and two Airbus A340-500 aircraft. These aircraft were on operative leasing agreement, but according to the stated policy were classified as financial leasing.

The book value of assets under financial leases as of December 31, 2014 amounts to ThUS$ 2,379,789 (ThUS$ 2,840,147 as of December 31, 2013).

The minimum payments under financial leases are as follows:

	As of December 31, 2014			As of December 31, 2013
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
No later than one year	403,840	(48,197)	355,643	462,157	(53,925)	408,232
Between one and five years	1,121,190	(97,909)	1,023,281	1,406,384	(118,702)	1,287,682
Over five years	261,877	(6,409)	255,468	633,120	(19,562)	613,558

Total	1,786,907	(152,515)	1,634,392	2,501,661	(192,189)	2,309,472

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2014, the income tax provision was calculated at the rate of 21% for the business year 2014, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the “Partially Integrated Taxation System”(*) is chosen. Alternatively, if the Company chooses the “Attributed Income Taxation System”(*) the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the “Partially Integrated Taxation System”, unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the “Attributed Income Taxation System”. This decision must be taken at the latest in the last quarter of 2016.

The effects of the updating of deferred tax assets and liabilities according to rates changes introduced by Law No. 20,780 depending on their period back have been recorded in equity in accordance with the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014. The total effect in equity was ThUS $ 150,210, which is explained by an increase in deferred tax assets of ThUS$ 87 and an increase in deferred tax liabilities of ThUS$ 145,253 and an increase in equity by deferred tax of ThUS$ 5,044. The net effect on the assets and liabilities by deferred tax is an increase on liabilities for ThUS$ 145,166.

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

(*)	The Partially Integrated Taxation System is one of the tax regimes approved through the Tax Reform previously mentioned, which is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	68,752	61,570	—	—	68,752	61,570
Other recoverable credits	31,956	20,320	17,663	—	49,619	20,320

Total current tax assets	100,708	81,890	17,663	—	118,371	81,890

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 3
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	16,712	9,919	—	—	16,712	9,919
Additional tax provision	1,177	1,664	—	—	1,177	1,664

Total current tax liabilities	17,889	11,583	—	—	17,889	11,583

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(23,675)	(17,152)	847,965	557,845
Leased assets	(102,457)	(147,074)	83,318	46,688
Amortization	(31,750)	(10,778)	128,350	113,579
Provisions	416,153	317,883	65,076	(207,358)
Revaluation of financial instruments	270	562	(12,536)	(15,508)
Tax losses	151,569	267,189	(571,180)	(284,339)
Revaluation property, plant and equipment	—	—	(5,999)	(18,544)
Intangibles	—	—	523,275	593,325
Others	(2,787)	(7,668)	(6,375)	(18,460)

Total	407,323	402,962	1,051,894	767,228

The balance of deferred tax assets and liabilities are composed principally of temporary differences to reverse in the long term.

Movements of Deferred tax assets and liabilities:

(a)	From January 1 to December 31, 2013

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(454,845)	(124,584)	—	4,432	—	(574,997)
Leased assets	(268,619)	70,807	—	4,050	—	(193,762)
Amortization	(76,763)	(49,985)	—	2,391	—	(124,357)
Provisions	555,423	35,636	—	(65,818)	—	525,241
Revaluation of financial instruments	36,919	146	(19,345)	(1,650)	—	16,070
Tax losses	420,578	148,266	—	(17,316)	—	551,528
Revaluation propety, plant and equipment	22,892	3,290	—	(7,638)	—	18,544
Intangibles	(680,167)	—	—	86,842	—	(593,325)
Others	28,310	9,543	—	(28,070)	1,009	10,792

Total	(416,272)	93,119	(19,345)	(22,777)	1,009	(364,266)

(b)	From January 1 to December 31, 2014

	Opening	Recognized in	Recognized in	Exchange	Efect from		Ending
	balance	consolidated	comprehensive	rate	change in		balance
	Assets/(liabilities)	income	income	variation	tax rate	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(574,997)	(74,623)	—	3,575	(225,595)	—	(871,640)
Leased assets	(193,762)	47,749	—	3,267	(43,029)	—	(185,775)
Amortization	(124,357)	(21,621)	—	1,928	(16,050)	—	(160,100)
Provisions	525,241	(99,262)	—	(53,090)	(21,812)	—	351,077
Revaluation of financial instruments	16,070	(53,675)	47,979	(1,331)	3,763	—	12,806
Tax losses (*)	551,528	147,798	—	(13,968)	163,596	(126,205)	722,749
Revaluation propety, plant and equipment	18,544	(6,384)	—	(6,161)	—	—	5,999
Intangibles	(593,325)	—	—	70,050	—	—	(523,275)
Others	10,792	13,455	—	(26,200)	(6,039)	11,580	3,588

Total	(364,266)	(46,563)	47,979	(21,930)	(145,166)	(114,625)	(644,571)

(*)	In relation to the Tax Recovery Program (REFIS), established in Law No. 11,941/09, the Provisional Measure No. 651/2014 approved by the Brazilian National Congress and signed into Law No. 13,043/14, in its Section VIII, Article 33, establishes that taxpayers that have tax debts can anticipate paying their tax debt by using tax credits related to tax loss carryforwards up to an amount of 70% of the total debt if they pay the other 30% in cash. The Company adhered to the program and paid its debt through this mechanism.

Therefore, the company TAM Linhas Aéreas S.A. decreased its liability associated with the REFIS program using its deferred tax assets related to its tax loss of ThUS $ 126,205 at December 31, 2014, generating no effect on the outcome of tax.

Deferred tax assets not recognized:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Tax losses	2,781	6,538

Total Deferred tax assets not recognized	2,781	6,538

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. The Company has not recognized deferred tax assets of ThUS$ 2,781 (ThUS$ 6,538 at December 31, 2013) compared to a loss of ThUS$ 11,620 (ThUS$ 28,855 at December 31, 2013) to offset against future years tax benefits.

Deferred tax expense and current income taxes:

	For the periods ended
	December 31,
	2014	2013
	ThUS$	ThUS$
Current tax expense
Current tax expense	97,782	73,611
Adjustment to previous period’s current tax	(2,151)	(561)

Total current tax expense, net	95,631	73,050

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	46,466	(92,863)
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	97	(256)

Total deferred tax expense, net	46,563	(93,119)

Income tax expense	142,194	(20,069)

Composition of income tax expense (income):

	For the periods ended
	December 31,
	2014	2013
	ThUS$	ThUS$
Current tax expense, net, foreign	92,272	61,118
Current tax expense, net, Chile	3,359	11,932

Total current tax expense, net	95,631	73,050

Deferred tax expense, net, foreign	168,049	(112,047)
Deferred tax expense, net, Chile	(121,486)	18,928

Deferred tax expense, net, total	46,563	(93,119)

Income tax expense	142,194	(20,069)

Profit before tax by the legal tax rate in Chile (21%)

	For the periods ended
	December 31,		December 31,
	2014	2013	2014	2013
	ThUS$	ThUS$	%	%
Tax expense using the legal rate	6,805 (*)	(61,035)	21.00 (*)	20.00

Tax effect of rates in other jurisdictions	112,563	(34,287)	347.37	11.24
Tax effect of non-taxable operating revenues	(60,960)	(24,004)	(188.12)	7.87
Tax effect of disallowable expenses	88,643	98,211	273.55	(32.18)
Other increases (decreases) in legal tax charge	(4,857)	1,046	(14.99)	(0.34)

Total adjustments to tax expense using the legal rate	135,389	40,966	417.81	(13.41)

Tax expense using the effective rate	142,194	(20,069)	438.81	6.59

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

Thus, at December 31, 2014, the Company filed tax expense reconciliation and legal tax rate considering the rate increase. According to the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014, the Company recognized a loss on their retained earnings ThUS$ 150,210 as a result of the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended
	December 31,
	2014	2013
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	40,227	(19,345)
Tax effect by change legal tax rate in other comprehensive income (*)	7,752	—
Aggregate deferred taxation related to items charged to net equity	(3,389)	(3,440)
Tax effect by change legal tax rate in net equity (*)	(2,708)	—

Total deferred taxes related to items charged to net equity	41,882	(22,785)

(*)	Correspond to the tax by tax rate increases Law No. 20,780, tax reform, published in the Official Journal of the Republic of Chile on September 29, 2014.

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,397,382	1,969,281
(b) Derivatives not recognized as a hedge	1,190	4,040
(c) Hedge derivatives	226,043	66,466

Total current	1,624,615	2,039,787

Non-current
(a) Interest bearing loans	7,360,685	7,803,588
(b) Derivatives not recognized as a hedge	—	1,491
(c) Hedge derivatives	28,327	54,906

Total non-current	7,389,012	7,859,985

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Current
Loans to exporters	327,278	401,263
Bank loans	98,711	602,618
Guaranteed obligations	472,864	455,512
Other guaranteed obligations	61,872	31,109

Subtotal bank loans	960,725	1,490,502
Obligation with the public	21,206	21,761
Financial leases	364,514	423,537
Other loans	50,937	33,481

Total current	1,397,382	1,969,281

Non-current
Bank loans	415,667	322,207
Guaranteed obligations	3,765,518	3,776,910
Other guaranteed obligations	93,992	64,247

Subtotal bank loans	4,275,177	4,163,364
Obligation with the public	1,111,481	1,116,671
Financial leases	1,344,520	1,902,715
Other loans	629,507	620,838

Total non-current	7,360,685	7,803,588

Total obligations with financial institutions	8,758,067	9,772,869

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
	2014	2013
Currency	ThUS$	ThUS$
Argentine peso	39,053	43,335
Brazilian real	53,410	76,674
Chilean peso (U.F.)	187,614	267,554
Euro	547	2,029
US Dollar	8,477,443	9,383,277

Total	8,758,067	9,772,869

Interest-bearing loans due in installments to December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
		Creditor		Up to 90	More than 90 days to one	More than one to three	More than three to five	More than five	Total nominal	Up to 90	More than 90 days to one	More than one to three	More than three to five	More than five	Total accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	—	—	—	—	100,000	100,058	—	—	—	—	100,058	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,000	—	—	—	—	45,000	45,040	—	—	—	—	45,040	At expiration	0.34	0.34
97.030.000-7	ESTADO	Chile	US$	55,000	—	—	—	—	55,000	55,022	—	—	—	—	55,022	At expiration	0.52	0.52
97.006.000-6	BCI	Chile	US$	100,000	—	—	—	—	100,000	100,140	—	—	—	—	100,140	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,000	—	—	—	—	15,000	15,018	—	—	—	—	15,018	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,000	—	—	—	—	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	14,242	42,725	113,934	17,367	—	188,268	15,542	42,725	112,160	17,187	—	187,614	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	—	17,542	—	—	—	17,542	122	17,542	—	—	—	17,664	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	—	21,050	—	—	—	21,050	339	21,050	—	—	—	21,389	Monthly	33.00	33.00
97.036.000-K	BBVA	Chile	US$	—	—	282,967	—	—	282,967	928	—	282,967	—	—	283,895	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	17,225	52,658	105,594	62,209	35,883	273,569	17,745	52,658	105,594	62,209	35,883	274,089	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	7,815	24,005	67,806	73,475	178,116	351,217	8,940	24,005	67,248	73,287	178,078	351,558	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	30,351	91,866	251,040	260,112	669,599	1,302,968	34,771	91,866	219,808	245,026	653,056	1,244,527	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	16,624	50,489	139,491	146,931	330,579	684,114	18,154	50,489	128,993	141,745	323,754	663,135	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,127	15,545	42,646	44,472	72,551	180,341	5,418	15,545	40,183	43,413	71,879	176,438	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,649	8,042	22,221	23,393	51,340	107,645	2,838	8,042	20,557	22,621	50,668	104,726	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,296	3,952	10,919	11,516	25,707	53,390	1,448	3,952	10,094	11,131	25,366	51,991	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	14,158	42,960	118,206	123,705	349,129	648,158	17,169	42,960	97,791	113,644	337,272	608,836	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,552	14,031	39,791	24,725	72,180	155,279	5,190	14,031	39,791	24,726	72,180	155,918	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	9,739	29,807	84,884	87,304	242,496	454,230	10,278	29,807	84,884	87,304	242,496	454,769	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,340	4,082	11,249	11,820	30,514	59,005	1,474	4,082	11,249	11,820	30,514	59,139	Quarterly	2.29	1.48
0-E	PK AirFinance	U.S.A.	US$	1,755	5,452	16,014	18,412	28,088	69,721	1,810	5,452	16,014	18,412	28,088	69,776	Quarterly	1.86	1.86
0-E	KFW IPEX-BANK	U.S.A.	US$	611	1,885	5,568	4,334	3,690	16,088	613	1,885	5,568	4,334	3,690	16,090	Quarterly	2.10	2.10
—	SWAP Aircraft arrivals	—	US$	595	1,647	3,333	1,658	157	7,390	595	1,647	3,333	1,658	157	7,390	Quarterly	—	—
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,877	23,877	32,492	—	—	64,246	7,920	23,878	32,492	—	—	64,290	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,459	22,378	61,500	—	—	91,337	7,696	22,378	61,500	—	—	91,574	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	7,744	23,786	52,041	31,151	11,806	126,528	8,754	23,786	50,985	30,853	11,771	126,149	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,581	4,877	13,955	—	—	20,413	1,628	4,877	13,955	—	—	20,460	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	4,409	13,657	39,402	44,177	13,804	115,449	5,384	13,657	38,125	43,767	13,762	114,695	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,549	44,742	125,130	63,957	3,827	252,205	16,216	44,742	122,596	63,620	3,819	250,993	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,457	29,109	83,466	58,792	10,848	191,672	10,125	29,109	81,505	58,421	10,820	189,980	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	4,373	13,323	37,242	39,862	44,525	139,325	4,830	13,323	357,710	39,264	44,290	459,417	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,457	13,545	32,567	—	—	50,569	4,545	13,545	32,567	—	—	50,657	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	280	11,701	—	—	—	11,981	280	11,701	—	—	—	11,981	Monthly	—	—
0-E	BANC OF AMERICA	U.S.A.	US$	643	2,049	2,770	—	—	5,462	664	2,049	2,770	—	—	5,483	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	—	—	179,507	—	—	179,507	3,580	—	179,507	—	—	183,087	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	—	—	164,108	184,866	101,026	450,000	1,500	—	164,108	184,866	101,026	451,500	Quarterly	6.00	6.00

	Total			517,908	630,782	2,139,843	1,334,238	2,275,865	6,898,636	543,774	630,783	2,384,054	1,299,308	2,238,569	7,096,488

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	108	335	971	1,094	1,288	3,796	127	336	971	1,094	1,288	3,816	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	300,000	—	800,000	1,100,000	12,178	9,028	304,377	4,583	802,521	1,132,687	At Expiration	7.99	7.19
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,864	5,752	16,580	18,555	8,369	51,120	2,104	5,752	16,580	18,555	8,369	51,360	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,189	9,836	27,070	15,262	7,664	63,021	3,303	9,836	27,070	15,262	7,664	63,135	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	32,466	—	—	—	35,170	2,752	32,466	—	—	—	35,218	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,500	4,500	4,500	—	—	10,500	1,566	4,500	4,500	—	—	10,566	Quarterly/ Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,125	9,375	—	—	—	12,500	3,160	9,375	—	—	—	12,535	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	540	755	—	—	1,492	199	540	755	—	—	1,494	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,296	10,791	23,761	—	—	36,848	2,346	10,791	23,761	—	—	36,898	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,246	10,541	18,037	13,535	5,328	50,687	3,339	10,541	18,037	13,535	5,328	50,780	Monthly/ Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,887	6,705	20,987	23,723	85,391	139,693	4,044	6,705	20,987	23,723	85,391	140,850	Quarterly/ Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,208	3,725	20,360	—	—	25,293	1,256	3,725	20,360	—	—	25,341	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	416	1,198	2,847	2,406	13,115	19,982	456	1,198	2,847	2,406	13,115	20,022	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,761	23,859	67,973	74,783	169,730	344,106	8,574	23,859	67,973	74,783	169,730	344,919	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	—	—	—	—	—	—	8	—	—	—	—	8	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	319	957	2,514	27	—	3,817	91	957	2,604	27	—	3,679	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	707	1,297	—	—	2,229	143	707	1,379	—	—	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	114	—	—	—	—	114	547	—	—	—	—	547	Monthly	6.82	6.82
0-E	SOCIETE GENERALE	France	BRL	126	377	1,005	135	—	1,643	82	377	1,044	135	—	1,638	Monthly	11.60	11.60
Other loans
0-E	COMPANHIA BRASILEIRA DE
	MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	—	—	—	45,857	30,281	15,576	—	—	—	45,857	Monthly	4.23	4.23

	Total			61,566	137,240	508,657	149,520	1,090,885	1,947,868	76,556	146,269	513,245	154,103	1,093,406	1,983,579

	Total consolidated			579,474	768,022	2,648,500	1,483,758	3,366,750	8,846,504	620,330	777,052	2,575,299	1,453,411	3,331,975	8,758,067

Interest-bearing loans due in installments to December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	—	30,000	—	—	—	30,000	—	30,022	—	—	—	30,022	At expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	230,000	—	—	—	—	230,000	230,819	—	—	—	—	230,819	At expiration	1.63	1.63
97.030.000-7	ESTADO	Chile	US$	—	40,000	—	—	—	40,000	—	40,023	—	—	—	40,023	At expiration	1.06	1.06
76.100.458-1	BLADEX	Chile	US$	100,000	—	—	—	—	100,000	100,399	—	—	—	—	100,399	At expiration	1.87	1.87
Bank loans
97.036.000-K	SANTANDER	Chile	US$	—	—	115,051	—	—	115,051	153	—	115,051	—	—	115,204	At expiration	3.19	3.19
97.023.000-9	CORPBANCA	Chile	UF	15,590	46,772	124,724	81,374	—	268,460	17,475	46,771	122,780	80,528	—	267,554	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	—	15,335	—	—	—	15,335	35	15,335	—	—	—	15,370	Monthly	20.75	20.75
0-E	BBVA	Argentina	ARS	—	27,603	—	—	—	27,603	362	27,603	—	—	—	27,965	Monthly	23.78	23.78
Guaranteed obligations
0-E	ING	U.S.A.	US$	2,865	8,808	25,172	27,867	26,831	91,543	3,635	8,807	24,144	27,437	26,682	90,705	Quarterly	5.69	5.01
0-E	CREDIT AGRICOLE	France	US$	12,920	34,713	82,646	10,033	—	140,312	13,209	34,713	82,646	10,033	—	140,601	Quarterly	1.99	1.99
0-E	PEFCO	U.S.A.	US$	2,219	6,745	—	—	—	8,964	2,239	6,746	(19)	—	—	8,966	Quarterly	3.06	2.73
0-E	BNP PARIBAS	U.S.A.	US$	8,875	27,256	76,985	83,871	221,267	418,254	10,356	27,256	75,420	83,243	221,031	417,306	Quarterly	2.45	2.31
0-E	WELLS FARGO	U.S.A.	US$	46,007	139,012	378,314	389,759	1,146,684	2,099,776	52,722	139,012	330,363	365,871	1,115,366	2,003,334	Quarterly	2.47	1.76
0-E	CITIBANK	U.S.A.	US$	9,607	29,315	81,681	87,189	164,399	372,191	10,850	29,315	76,583	84,847	162,473	364,068	Quarterly	2.64	2.04
97.036.000-K	SANTANDER	Chile	US$	5,021	15,237	41,767	43,552	95,022	200,599	5,347	15,238	38,966	42,256	93,880	195,687	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,579	7,846	21,655	22,801	63,189	118,070	2,784	7,846	19,797	21,891	62,166	114,484	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,264	3,848	10,636	11,210	31,544	58,502	1,431	3,848	9,716	10,758	31,027	56,780	Quarterly	1.63	1.04
0-E	US BANK	U.S.A.	US$	13,840	41,995	115,549	120,924	411,684	703,992	17,106	41,995	93,083	109,417	395,163	656,764	Quarterly	2.81	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,348	13,408	38,018	32,448	84,814	173,036	5,053	13,408	38,017	32,449	84,814	173,741	Quarterly	3.27	3.27
—	SWAP Aircraft arrivals	—	US$	681	1,915	4,104	2,521	765	9,986	681	1,915	4,104	2,521	765	9,986	Quarterly	—	—
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,703	23,342	64,247	—	—	95,292	7,766	23,343	64,247	—	—	95,356	Quarterly	1.99	1.99
Financial leases
0-E	ING	U.S.A.	US$	4,523	13,896	37,656	9,001	—	65,076	4,964	13,896	37,395	8,971	—	65,226	Quarterly	3.23	3.03
0-E	CREDIT AGRICOLE	France	US$	4,808	13,833	63,715	7,158	—	89,514	4,952	13,834	63,715	7,157	—	89,658	Quarterly	1.21	1.21
0-E	CITIBANK	U.S.A.	US$	1,430	4,414	12,707	14,254	7,759	40,564	1,651	4,413	12,254	14,089	7,731	40,138	Quarterly	6.38	5.65
0-E	PEFCO	U.S.A.	US$	13,867	42,702	121,395	108,403	22,407	308,774	15,884	42,702	118,027	107,595	22,324	306,532	Quarterly	5.35	4.23
0-E	BNP PARIBAS	U.S.A.	US$	6,443	19,839	56,989	56,934	7,129	147,334	6,908	19,839	55,403	56,567	7,109	145,826	Quarterly	4.65	4.15
0-E	BANC OF AMERICA	U.S.A.	US$	616	1,891	5,392	—	—	7,899	647	1,891	5,392	—	—	7,930	Monthly	1.43	1.43
Other loans
0-E	BOEING	U.S.A.	US$	—	—	170,838	—	—	170,838	—	1,650	170,838	—	—	172,488	At expiration	1.75	1.75
0-E	CITIBANK (*)	U.S.A.	US$	—	—	79,611	174,178	196,211	450,000	4,050	—	79,611	174,178	196,211	454,050	Quarterly	6.00	6.00

	Total			495,206	609,725	1,728,852	1,283,477	2,479,705	6,596,965	521,478	611,421	1,637,533	1,239,808	2,426,742	6,436,982

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2013

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	CITIBANK	Brazil	US$	2,207	41,678	—	—	—	43,885	2,306	42,413	—	—	—	44,719	At Expiration	3.76	3.20
0-E	BANCO DO Brazil S.A.	Brazil	US$	9,050	128,799	—	—	—	137,849	9,410	130,742	—	—	—	140,152	At Expiration	5.20	4.66
0-E	BANCO ITAU BBA	Brazil	US$	26,611	47,219	—	—	—	73,830	27,804	48,424	—	—	—	76,228	At Expiration	6.31	4.73
0-E	BANCO SAFRA	Brazil	US$	40,626	21,731	—	—	—	62,357	41,768	22,213	—	—	—	63,981	At Expiration	3.73	2.94
0-E	BANCO SAFRA	Brazil	BRL	193	443	48	—	—	684	187	431	51	—	—	669	Monthly	7.42	7.42
0-E	BANCO BRADESCO	Brazil	US$	74,700	47,641	—	—	—	122,341	77,218	48,828	—	—	—	126,046	At Expiration	3.87	3.29
0-E	BANCO BRADESCO	Brazil	BRL	—	42,688	—	—	—	42,688	—	42,701	—	—	—	42,701	At Expiration	10.63	10.15
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	102	316	915	1,031	1,851	4,215	123	316	915	1,031	1,851	4,236	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	—	—	—	300,000	800,000	1,100,000	19,760	2,001	5,343	305,554	805,774	1,138,432	At Expiration	8.60	8.41
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,762	5,438	15,673	17,540	17,908	58,321	2,036	5,437	15,673	17,541	17,908	58,595	Monthly	1.25	1.25
0-E	AIR CANADA	U.S.A.	US$	1,325	1,645	—	—	—	2,970	1,325	1,645	—	—	—	2,970	Monthly	—	—
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,020	9,311	26,792	20,813	15,416	75,352	3,156	9,311	26,792	20,812	15,417	75,488	Monthly	1.42	1.42
0-E	AWAS	U.S.A.	US$	2,992	2,659	—	—	—	5,651	3,656	2,659	—	—	—	6,315	Monthly	—	—
0-E	BNP PARIBAS	U.S.A.	US$	580	1,810	5,262	5,982	8,448	22,082	651	1,810	5,262	5,982	8,448	22,153	Quarterly	1.00	1.00
0-E	BNP PARIBAS	France	US$	578	1,758	4,959	5,371	9,693	22,359	652	1,758	4,959	5,371	9,693	22,433	Quarterly	0.86	0.75
0-E	CITIBANK	England	US$	5,983	18,179	44,318	47,123	106,987	222,590	6,401	18,179	44,318	47,123	106,987	223,008	Quarterly	1.03	0.90
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,258	12,917	55,573	11,431	13,766	97,945	4,516	12,917	55,573	11,431	13,766	98,203	Quarterly	1.40	1.40
0-E	CREDIT AGRICOLE -CIB	France	US$	7,911	25,433	58,866	50,469	52,717	195,396	8,334	25,433	58,866	50,469	52,717	195,819	Quarterly/ Semiannual	0.75	0.65
0-E	DVB BANK SE	Germany	US$	3,125	9,375	12,500	—	—	25,000	3,195	9,375	12,500	—	—	25,070	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	590	1,210	282	—	2,279	201	590	1,210	282	—	2,283	Monthly	1.75	1.75
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,430	48,548	—	—	—	51,978	3,501	48,548	—	—	—	52,049	Monthly	1.25	1.25
0-E	HSBC	France	US$	1,307	3,983	10,976	11,533	36,497	64,296	1,436	3,983	10,976	11,533	36,497	64,425	Quarterly	1.45	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,877	11,869	28,660	20,499	17,813	82,718	4,027	11,869	28,660	20,500	17,813	82,869	Monthly/ Quarterly	1.74	1.74
0-E	NATIXIS	France	US$	6,009	16,490	49,293	55,352	118,984	246,128	7,586	16,490	49,293	55,352	118,984	247,705	Quarterly/ Semiannual	2.81	2.78
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,780	8,610	40,227	17,171	37,615	106,403	2,964	8,611	40,227	17,171	37,615	106,588	Monthly	1.71	1.71
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	453	1,303	3,097	2,617	14,267	21,737	498	1,303	3,097	2,617	14,267	21,782	Quarterly	2.00	2.00
0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,769	1,425	—	—	—	3,194	1,773	1,425	—	—	—	3,198	Monthly	1.25	1.25
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,772	35,604	87,655	96,473	102,591	334,095	12,694	35,604	87,655	96,473	102,591	335,017	Quarterly	3.86	3.78
0-E	THE TORONTO- DOMINION BANK	U.S.A.	US$	515	1,566	4,297	4,485	6,531	17,394	541	1,566	4,297	4,485	6,531	17,420	Quarterly	0.57	0.57
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	239	724	—	—	—	963	222	674	—	—	—	896	Monthly	10.38	10.38
0-E	BANCO IBM S.A	Brazil	BRL	134	192	511	213	—	1,050	153	192	511	213	—	1,069	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	287	746	2,218	308	—	3,559	285	745	2,220	308	—	3,558	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	69	1,310	—	—	—	1,379	824	1,205	—	—	—	2,029	Monthly	6.82	6.82
Other loans
0-E	COMPANHIA BRASILEIRA DE
	MEIOS DE PAGAMENTO	Brazil	BRL	27,244	537	—	—	—	27,781	27,244	537	—	—	—	27,781	Monthly	2.38	2.38

	Total			245,105	552,537	453,050	668,693	1,361,084	3,280,469	276,447	559,935	458,398	674,248	1,366,859	3,335,887

	Total consolidated			740,311	1,162,262	2,181,902	1,952,170	3,840,789	9,877,434	797,925	1,171,356	2,095,931	1,914,056	3,793,601	9,772,869

(b)	Derivatives not recognized as a hedge

	Current liabilities		Non-current liabilities		Total derivative not recognized as a hedge
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate derivative not recognized as a hedge	1,190	4,040	—	1,491	1,190	5,531

Total derivatives not recognized as a hedge	1,190	4,040	—	1,491	1,190	5,531

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	5,173	5,775	—	—	5,173	5,775
Fair value of interest rate derivatives	26,395	32,070	28,327	54,906	54,722	86,976
Fair value of fuel derivatives	157,233	—	—	—	157,233	—
Fair value of foreign currency derivatives	37,242	28,621	—	—	37,242	28,621

Total hedge derivatives	226,043	66,466	28,327	54,906	254,370	121,372

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Cross currency swaps (CCS) (1)	(38,802)	(26,028)
Interest rate options (2)	1	6
Interest rate swaps (3)	(58,758)	(92,088)
Fuel collars (4)	(32,772)	1,878
Fuel swap (5)	(122,678)	13,990
Currency forward R$/US$ (6)	—	32,058
Currency forward CLP/US$ (7)	—	(1,121)
Currency collars (8)	—	(1,652)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$. These contracts are recorded as cash flow hedges.
(7)	Covers the investments denominated in Chilean pesos to Dollar- Chilean peso exchange rate, in order to secure investment in Dollars. These contracts are recorded as cash flow hedges.
(8)	Covers the foreign exchange risk exposure of Multiplus income caused by fluctuations in the exchange rate R$/US$.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 12 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, there have not occurred hedging operations of future highly probable transaction that have not been realized.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the periods ended December 31,
	2014	2013
	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	(163,993)	128,166
Debit (credit) transferred from net equity to income during the period	(151,520)	(18,688)

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,196,123	1,264,395
(b) Accrued liabilities at the reporting date	293,273	293,341

Total trade and other accounts payables	1,489,396	1,557,736

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Trade creditors	924,105	969,260
Leasing obligation	37,322	44,756
Other accounts payable (*)	234,696	250,379

Total	1,196,123	1,264,395

(*)	Include agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 20.

The details of Trade and other accounts payables are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Aircraft Fuel	290,109	302,419
Boarding Fee	193,263	217,389
Other personnel expenses	114,245	117,418
Airport charges and overflight	102,111	98,560
Professional services and advisory	65,445	63,082
Suppliers’ technical purchases	64,799	67,995
Handling and ground handling	55,503	48,797
Marketing	54,885	50,009
Land services	47,103	47,046
Aircraft and engines leasing	37,322	44,756
Leases, maintenance and IT services	34,029	46,163
Services on board	24,642	29,940
Maintenance	14,757	15,793
Crew	12,403	14,040
Achievement of goals	12,197	9,806
Communications	6,447	4,578
Aviation insurance	4,749	10,665
Distribution sistem	3,293	3,103
Airlines	908	5,054
Tax recovery program (*)	—	14,569
U.S.A. Department of Justice (**)	—	18,290
Others	57,913	34,923

Total trade and other accounts payables	1,196,123	1,264,395

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance (See Note 17(b)).
(**)	Include agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 20.

(b)	Liabilities accrued:

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Accrued personnel expenses	130,382	151,586
Aircraft and engine maintenance	121,946	3,741
Accounts payable to personnel (*)	16,407	110,147
Others accrued liabilities	24,538	27,867

Total accrued liabilities	293,273	293,341

(*)	Profits and bonds participation (Note 22 letter b)

NOTE 20 - OTHER PROVISIONS

The detail of Other provisions as of December 31, 2014 and December 31, 2013 is as follows:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	320	7,092	607,371	968,211	607,691	975,303
Civil contingencies	11,870	13,430	47,355	50,022	59,225	63,452
Labor contingencies	221	7,334	23,064	64,895	23,285	72,229
Other	—	—	15,351	27,770	15,351	27,770
Provision for European Commision investigation (2)	—	—	9,999	11,349	9,999	11,349

Total other provisions (3)	12,411	27,856	703,140	1,122,247	715,551	1,150,103

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)	Total other provision at December 31, 2014, and at December 31, 2013, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims	Investigation(*)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2013	1,355,581	10,865	1,366,446
Increase in provisions	65,107	—	65,107
Provision used	(57,192)	—	(57,192)
Difference by subsidiaries conversion	(170,452)	—	(170,452)
Reversal of provision	(53,459)	—	(53,459)
Exchange difference	(831)	484	(347)

Closing balance as of December 31, 2013	1,138,754	11,349	1,150,103

Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	42,792	—	42,792
Provision used	(27,597)	—	(27,597)
Difference by subsidiaries conversion	(132,092)	—	(132,092)
Reversal of provision	(315,288)	—	(315,288)
Exchange difference	(1,017)	(1,350)	(2,367)

Closing balance as of December 31, 2014	705,552	9,999	715,551

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of US$ 90 million, was done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at December 31, 2014 is disclosed in Note 30, at case No. 2001.51.01.012530-3.

(*)	European Commission Provision:
(a)	This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.
(b)	A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.
(c)	Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.
(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. The procedural stage at December 31, 2014 is disclosed in Note 30, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries in European Commission Court.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (*)	2,565,391	2,739,125	355,353	77,513	2,920,744	2,816,638
Sales tax	38,160	52,576	—	—	38,160	52,576
Retentions	52,567	49,355	—	—	52,567	49,355
Others taxes	18,880	12,294	—	—	18,880	12,294
Other sundry liabilities	10,388	18,290	48	54	10,436	18,344

Total other non-financial liabilities	2,685,386	2,871,640	355,401	77,567	3,040,787	2,949,207

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies oneworld® members and other airlines associated with the program, as well as buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking on frequent flyer who travel constantly, created the program TAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty program, with the aim of operate accumulation activities and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Retirements payments	36,523	9,639
Resignation payments	5,556	493
Other obligations	32,023	35,534

Total liability for employee benefits	74,102	45,666

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)
	Opening	current service	Benefits	Change	Closing
	balance	provision	paid	of model	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	38,095	9,866	(2,295)	—	45,666
From January 1 to December 31, 2014	45,666	1,507	(2,466)	29,395	74,102

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Profit-sharing and bonuses (*)	16,407	110,147

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended
	December 31,
	2014	2013
	ThUS$	ThUS$
Salaries and wages	1,656,565	1,720,513
Short-term employee benefits	361,328	452,158
Termination benefits	84,179	67,508
Other personnel expenses	248,030	252,590

Total	2,350,102	2,492,769

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Aircraft and engine maintenance	506,312	663,837
Tax recovery program (*)	—	176,666
Fleet financing (JOL)	59,148	57,997
Provision for vacations and bonuses	9,595	9,879
Other accounts payable	1,945	2,654
Other sundry liabilities	454	11,854

	577,454	922,887

(*)	Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance (See Note 17(b)).

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at December 31, 2014 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,389,384, divided into 535,243,229 shares as of December 31, 2013), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares

Nro. Of shares
Autorized shares as of January 1, 2013	488,355,791
Increase capital approved at Extraordinary Shareholders meeting dated June 11, 2013	63,500,000
Full right decrease of treasury stock	(7,972)

Authorized shares as of December 31, 2013	551,847,819

Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at December 31, 2014	—

Authorized shares as of December 31, 2014	551,847,819

Movement fully paid shares

	N° of shares		Movement value of shares (1) ThUS$	Cost of issuance and placement of shares (2) ThUS$	Paid- in Capital ThUS$
Paid shares as of January 1, 2013	479,098,052		1,507,200	(6,182)	1,501,018
Placement of the remaining preferential shares issued for merger Companies Sister Holdco S.A. y Holdco II S.A.	4,457,739		104,351	—	104,351
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	51,695,410		784,219	—	784,219
Full right decrease of treasury stock	(7,972)		(25)	—	(25)
Capitalization of reserves	—		—	(179)	(179)

Paid shares as of December 31, 2013	535,243,229		2,395,745	(6,361)	2,389,384

Paid shares as of January 1, 2014	535,243,229		2,395,745	(6,361)	2,389,384
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	10,304,590		156,321	—	156,321

Paid shares as of December 31, 2014	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.
(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder’s Meetings, where such decreases were authorized.

(3)	At December 31, 2014, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

(c)	Treasury stock

At December 31, 2014, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At December 31, 2013, as per minutes of the Extraordinary Shareholder´s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Deferred tax	Deferred tax by tax effect of change in legal rate (Tax reform) (*)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	5,574	18,877	(3,440)	—	21,011
From January 1 to December 31, 2014	21,011	14,728	(3,389)	(2,708)	29,642

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

The effect on deferred tax calculated on the reserves of share- based payments by modifying the tax rate mentioned above, was a charge to equity of ThUS $ 2,708.

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

Movement	of Other sundry reserves:

Periodos	Opening balance	Transactions with non-controlling interest	Cost of issuance and placement of shares		Capitalization share issuance and placement cost		Higer value for TAM S.A. share exchage	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$		ThUS$		ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	2,666,682	(1,950)	(5,443	) (1)	179	(2)	—	(1,668)	2,657,800
From January 1 to December 31, 2014	2,657,800	(21,526)	—		—		—	(526)	2,635,748

(1)	The costs incurred through the issuance and placement to ThUS$ 5,264 and ThUS$ 179 corresponds to the capital increase authorized at the Extraordinary Meeting of Shareholders held on June 11, 2013 and the remaining 7,436,816 shares, not used in this exchange (business combination with TAM S.A. and subsidiaries), reallocated as agreed at the Extraordinary Shareholders’ Meeting held on September 4, 2012, respectively.

(2)	The cost of ThUS$ 179 was capitalized during June 2013, according with minute of the Extraordinary Meeting of Shareholders held on June 11, 2013.

Balance of Other sundry reserves comprises the following:

	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,891)	(5,355)
Cost of issuance and placement of shares	(5,264)	(5,264)
Others	(1,409)	107

Total	2,635,748	2,657,800

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.
(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(3)	The balance at December 31, 2014, correspond to the loss generated by the participation of Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2013	3,574	(140,730)	(137,156)
Derivatives valuation gains (losses)	—	124,227	124,227
Deferred tax	—	(18,005)	(18,005)
Difference by subsidiaries conversion	(593,565)	—	(593,565)

Closing balance as of December 31, 2013	(589,991)	(34,508)	(624,499)

Opening balance as of January 1, 2014	(589,991)	(34,508)	(624,499)
Derivatives valuation gains (losses)	—	(165,231)	(165,231)
Deferred tax	—	40,647	40,647
Tax effect on deferred tax by change legal tax rate (Tax reform)(*)	—	7,752	7,752
Difference by subsidiaries conversion	(603,880)	—	(603,880)

Closing balance as of December 31, 2014	(1,193,871)	(151,340)	(1,345,211)

(*)	On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(g)	Retained earnings

Movement of Retained earnings:

Periods	Opening balance	Result for the period	Other increase (decreases)	Deferred tax by tax effect of change in legal tax rate (Tax reform) (*)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2013	1,076,136	(281,114)	281	—	795,303
From January 1 to December 31, 2014	795,303	(109,790)	872	(150,195)	536,190

(*)	According to the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014, the Company recognized a loss on their retained earnings ThUS$ 150,210 as a result of the rate increase.

(h)	Dividends per share

As of December 31, 2013

Description of dividend	Final dividend 2012
Date of dividend	04-29-2013
Amount of the dividend (ThUS$)	3,288
Number of shares among which the dividend is distributed	483,547,819
Dividend per share (US$)	0.0068

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At December 31, 2014, have not been provisioned minimum mandatory dividends.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the periods ended December 31,
	2014	2013
	ThUS$	ThUS$
Passengers LAN	4,464,761	4,731,296
Passengers TAM	5,915,361	6,330,262
Cargo	1,713,379	1,862,979

Total	12,093,501	12,924,537

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended December 31,
	2014	2013
	ThUS$	ThUS$
Aircraft fuel	4,167,030	4,414,249
Other rentals and landing fees	1,327,238	1,373,061
Aircraft rentals	521,384	441,077
Aircraft maintenance	452,731	477,086
Comissions	365,508	408,671
Passenger services	300,325	331,405
Other operating expenses	1,487,672	1,644,827

Total	8,621,888	9,090,376

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the periods ended December 31,
	2014	2013
	ThUS$	ThUS$
Depreciation (*)	943,731	985,317
Amortization	47,533	56,416

Total	991,264	1,041,733

(*)	Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2014 is ThUS$ 373,183 (ThUS$ 396,974 at December 31, 2013).

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 22 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the periods ended December 31,
	2014	2013
	ThUS$	ThUS$
Bank loan interest	330,298	382,969
Financial leases	72,242	76,343
Other financial instruments	27,494	3,212

Total	430,034	462,524

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of review its fleet plan, the company decided to implement a broad restructuring plan in order to reduce the variety of aircraft currently in operation and gradually withdrawing the less efficient. According with this plan, during the first quarter of 2014 were formalized contracts and commitments having as a result a negative impact on the results of such period of US$ 112 million before tax that are associated with exit costs of seven A330, six A340, five B737, three Q400, five A319 and three B767-33A aircraft. These exit costs are associated with penalties related to early repayment and maintenance costs for returning.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the periods ended December 31,
	2014	2013
	ThUS$	ThUS$
Tours	109,788	105,449
Aircraft leasing	31,104	36,614
Customs and warehousing	22,368	24,281
Duty free	18,076	14,748
Maintenance	15,421	12,392
Other miscellaneous income	180,888	148,081

Total	377,645	341,565

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined primarily as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
Current assets	December 31, 2014	December 31, 2013
	ThUS$	ThUS$
Cash and cash equivalents	213,161	538,213
Argentine peso	22,121	41,092
Brazilian real	2,365	3,683
Chilean peso	30,453	229,913
Colombian peso	1,622	5,254
Euro	9,639	16,571
U.S. dollar	50,652	44,656
Strong bolivar	63,236	162,809
Other currency	33,073	34,235
Other financial assets, current	73,030	51,082
Argentine peso	40,939	885
Chilean peso	25,781	25,854
Colombian peso	—	2,039
Euro	1	6
U.S. dollar	6,008	22,035
Strong bolivar	43	14
Other currency	258	249

	As of	As of
Current assets	December 31, 2014	December 31, 2013
	ThUS$	ThUS$
Other non—financial assets, current	59,700	56,218
Argentine peso	7,326	5,310
Brazilian real	148	846
Chilean peso	18,073	16,846
Colombian peso	1,415	1,011
Euro	2,523	3,052
U.S. dollar	5,751	2,221
Strong bolivar	330	102
Other currency	24,134	26,830
Trade and other accounts receivable, current	543,257	417,775
Argentine peso	61,291	11,387
Brazilian real	33,267	19,986
Chilean peso	128,780	80,461
Colombian peso	4,394	2,240
Euro	38,764	21,479
U.S. dollar	75,876	114,372
Strong bolivar	4,895	2,353
Other currency	195,990	165,497
Accounts receivable from related entities, current	299	466
Chilean peso	299	466
Tax current assets	21,605	14,836
Argentine peso	2,300	—
Brazilian real	2	—
Chilean peso	5,773	3,398
Colombian peso	1,995	787
Euro	21	35
U.S. dollar	467	515
Other currency	11,047	10,101
Total current assets	911,052	1,078,590
Argentine peso	133,977	58,674
Brazilian real	35,782	24,515
Chilean peso	209,159	356,938
Colombian peso	9,426	11,331
Euro	50,948	41,143
U.S. Dollar	138,754	183,799
Strong bolivar	68,504	165,278
Other currency	264,502	236,912

	As of	As of
Non-current assets	December 31, 2014	December 31, 2013
	ThUS$	ThUS$
Other financial assets, non-current	36,715	49,786
Argentine peso	57	24
Brazilian real	1,050	597
Chilean peso	1,100	1,701
Colombian peso	203	254
Euro	4,243	5,488
U.S. dollar	29,238	40,894
Other currency	824	828
Other non—financial assets, non-current	18,803	18,006
Argentine peso	45	—
U.S. dollar	1	—
Other currency	18,757	18,006
Accounts receivable, non-current	10,569	13,429
Chilean peso	5,413	8,227
U.S. dollar	5,000	5,000
Other currency	156	202
Deferred tax assets	2,613	4,460
Colombian peso	256	—
U.S. dollar	3	2,056
Other currency	2,354	2,404
Total non-current assets	68,700	85,681
Argentine peso	102	24
Brazilian real	1,050	597
Chilean peso	6,513	9,928
Colombian peso	459	254
Euro	4,243	5,488
U.S. dollar	34,242	47,950
Other currency	22,091	21,440

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	71,436	303,626	173,416	561,428
Chilean peso	15,542	53,619	42,725	46,772
Euro	547	824	—	1,205
U.S. dollar	55,347	249,183	130,691	513,451
Trade and other accounts payables, current	421,188	679,769	20,875	20,676
Argentine peso	38,740	31,603	—	—
Brazilian real	14,330	9,671	13	8
Chilean peso	25,040	29,560	11,502	11,975
Colombian peso	13,652	14,445	187	422
Euro	35,937	19,373	8,266	3,316
U.S. dollar	175,298	433,377	827	4,902
Strong bolivar	5,261	4,024	—	—
Other currency	112,930	137,716	80	53
Accounts payable to related entities, current	35	318	—	—
Chilean peso	8	14	—	—
U.S. dollar	27	304	—	—
Tax liabilities, current	268	134	—	—
Chilean peso	268	4	—	—
Other currency	—	130	—	—

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$
Other non-financial liabilities, current	126,953	76,040	158	72
Argentine peso	5,698	10,710	—	—
Brazilian real	959	3,746	46	52
Chilean peso	18,798	37,227	—	19
Colombian peso	4,670	6,069	—	—
Euro	6,400	8,382	—	—
U.S. dollar	44,728	1,272	111	—
Strong bolivar	227	637	—	—
Other currency	45,473	7,997	1	1
Total current liabilities	619,880	1,059,887	194,449	582,176
Argentine peso	44,438	42,313	—	—
Brazilian real	15,289	13,417	59	60
Chilean peso	59,656	120,424	54,227	58,766
Colombian peso	18,322	20,514	187	422
Euro	42,884	28,579	8,266	4,521
U.S. dollar	275,400	684,136	131,629	518,353
Strong bolivar	5,488	4,661	—	—
Other currency	158,403	145,843	81	54

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
Non-current liabilities	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, non-current	625,406	578,393	171,288	754,256	1,088,218	1,366,860
Chilean peso	112,161	122,780	17,186	80,528	—	—
U.S. dollar	513,245	455,613	154,102	673,728	1,088,218	1,366,860
Accounts payable, non-current	474,955	647,880	2,316	641	—	11
Chilean peso	4,938	7,187	2,316	641	—	11
U.S. dollar	468,184	639,204	—	—	—	—
Other currency	1,833	1,489	—	—	—	—
Other provisions, non-current	16,660	11,929	—	—	—	—
Argentine peso	454	410	—	—	—	—
Brazillian real	146	146	—	—	—	—
Chilean peso	36	—	—	—	—	—
Euro	9,999	11,349	—	—	—	—
U.S. dollar	6,025	24	—	—	—	—
Provisions for employees benefits, non-current	822	636	—	—	—	—
U.S. dollar	822	636	—	—	—	—
Total non-current liabilities	1,117,843	1,238,838	173,604	754,897	1,088,218	1,366,871
Argentine peso	454	410	—	—	—	—
Brazilian real	146	146	—	—	—	—
Chilean peso	117,135	129,967	19,502	81,169	—	11
Euro	9,999	11,349	—	—	—	—
U.S. dollar	988,276	1,095,477	154,102	673,728	1,088,218	1,366,860
Other currency	1,833	1,489	—	—	—	—

	As of	As of
General summary of foreign currency:	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
Total assets	979,752	1,164,271
Argentine peso	134,079	58,698
Brazilian real	36,832	25,112
Chilean peso	215,672	366,866
Colombian peso	9,885	11,585
Euro	55,191	46,631
U.S. dollar	172,996	231,749
Strong bolivar	68,504	165,278
Other currency	286,593	258,352
Total liabilities	3,193,994	5,002,669
Argentine peso	44,892	42,723
Brazilian real	15,494	13,623
Chilean peso	250,520	390,337
Colombian peso	18,509	20,936
Euro	61,149	44,449
U.S. dollar	2,637,625	4,338,554
Strong bolivar	5,488	4,661
Other currency	160,317	147,386
Net position
Argentine peso	89,187	15,975
Brazilian real	21,338	11,489
Chilean peso	(34,848)	(23,471)
Colombian peso	(8,624)	(9,351)
Euro	(5,958)	2,182
U.S. dollar	(2,464,629)	(4,106,805)
Strong bolivar	63,016	160,617
Other currency	126,276	110,966

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2014 and 2013, generated a debit of ThUS$ 130,201 and ThUS$ 482,174, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended December 31, 2014 and 2013, represented a debit of ThUS$ 650,439 and ThUS$ 629,858, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	December 31,	December 31,
	2014	2013
Argentine peso	8.55	6.52
Brazilian real	2.66	2.36
Chilean peso	606.75	524.61
Colombian peso	2,839.50	1,925.52
Euro	0.82	0.72
Strong bolivar	12.00	6.30
Australian dollar	1.22	1.12
Boliviano	6.86	6.86
Mexican peso	14.74	13.07
New Zealand dollar	1.28	1.22
Peruvian Sol	2.99	2.80
Uruguayan peso	24.25	21.49

NOTE 29 – EARNINGS / (LOSS) PER SHARE

	For the periods ended
	December 31,
	2014	2013
Basic earnings / (loss) per share
Earnings / (loss) attributable to owners of the parent (ThUS$)	(109,790)	(281,114)
Weighted average number of shares, basic	545,547,819	487,930,977
Basic earnings / (loss) per share (US$)	(0.20125)	(0.57613)

	For the periods ended
	December 31,
	2014	2013
Diluted earnings / (loss) per share
Earnings / (loss) attributable to owners of the parent (ThUS$)	(109,790)	(281,114)
Weighted average number of shares, basic	545,547,819	487,930,977

Weighted average number of shares, diluted	545,547,819	487,930,977

Diluted earnings / (loss) per share (US$)	(0.20125)	(0.57613)

NOTE 30 – CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th, 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy.	17,100 Plus interests and costs

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	602286-09	Atlantic Aviation Investments LLC. (“AAI”) sued on July 24th, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Logistics LLC Volo (a) as alter egos of Variglog for non-payment of the four loans mentioned in the previous note and (b) for breach of its obligation to guarantee and other obligations under the Memorandum of Understanding signed between the parties on September 29th , 2006.	AAI filed a “summary judgment” (abbreviated trial) which the court ruled favorably. The defendants appealed this decision which was ultimately dismissed by the High Court. The cause was turned back to the lower court for determination of the amount actually payable by the applicants (damages) ongoing proceedings before the court.	17,100 Plus interest costs and compensation for damage.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$
Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.	On June 19th, 2014, the Second Division of the Federal Administrative Chamber confirmed the extension of the injunction granted by the Court of 1st Instance in March. On September 18th, 2014 the Court of 1st Instance decided to extend the validity of the injunction until a sentence is reached in the main trial. On December 30th, 2014 the Supreme Court of Justice of the Nation decided to reject the appeal of complaint presented by ORSNA against the granting of the injunction.	Undetermined

(ii) Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight. On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$9,999. This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. We cannot predict the outcome of this appeal process.	On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.	9,999

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage.	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Aerolinhas Brasileiras S.A.	Administrative Council for Economic Defense, Brazil.	08012.011027/2006-02	Investigation of alleged infringements to competition of cargo airlines, especially fuel surcharge	On the conviction stated over the new administrative appeal, the Administrative Council for Economics Defense (CADE) agreed to reduce the amounts of the fines imposed to ABSA and its executives, as following: (i) ABSA: US$12 million; (ii) Norberto Jochmann: ThUS$246; (iii) Hernan Merino: ThUS$123; (iv) Felipe Meyer: ThUS$123. After internal analysis it was decided not to present new administrative appeals in order to try new reductions on the Court before a cancellation request that will be filed in the beginning of 2015, through the guarantee of the previously mentioned amounts.	12,315

Aerolinhas Brasileiras S.A	Federal Justice.	0001872- 58.2014.4.03.6105	Is discussed the collection of court fines and taxes originally imposed and collected through administrative process 10831.005704/2006-43. We obtained adverse decision administratively and are judicially discussing now.	First instance - pending Federal Union statement regarding our request for invalidation of the tax debt.	13,668

LATAM Airlines Group S.A.	Tenth Civil Court of Santiago.	C-32989-2011	Jara and Jara Limited company demanded LATAM Airlines Group S.A. based on the damage they have caused by fraud complaints filed against them in 2008, and were finally dismissed. They claim that the damage caused by LATAM Airlines Group S.A. affected their prestige and business continuity.	The trial is currently in first instance. LATAM Airlines Group S.A. has requested the abandonment of the procedure. The resolution of this incident is pending.	11,935

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to raise the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling of the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered by US$90 million which is revealed in more detail in Note 20.	111,011

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000087/2009-36	Notice of Violation to the requirement to pay the Social Contribution on Liquid Profit (CSL).	Decisions of first and second administrative instance adverse to the interests of the company. Currently expecting the result on the new appeal filed by the company are expected.	27,270

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS).	Court decision was unfavorable to the interests of the company, which was appealed. At present, pending the trial of the appeal, the Board of Tax Appeals (CARF).	25,070

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	6th Rod Treasury of San Pablo.	0012938- 14.2013.8.26.0053	Lawsuit filed by the tax authority imputing to TAM the Service Tax on amounts paid to Infraero, according to a change in applicable law.	The application for interlocutory appeal with preliminary injunction was granted, suspending the accrual of tax credits derived from the file infringement n. 66233992, 66234000 and 66234026. On March 10, 2014, the Municipal Government of Sao Paulo presented opposed bill. Currently awaiting trial on the merits of the appeal mentioned.	12,517

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	File demanding the recovery of income tax and social contribution on net profits (CSL) derived from royalties and costs of using the TAM brand.	First instance decision was unfavorable to the interests of the company. Currently expecting ruling on the appeal filed by the company on March 15, 2012.	12,069

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Auto infringement presented to demand the import tax (II), the Social Integration Program (PIS) Contribution for Social Security Financing (COFINS) arising from the loss of international unidentified cargo.	The trial is currently in the Board of Tax Appeals (CARF).	9,709

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	3.123.785-0	Infringement notice to demand payment of the tax on the circulation of goods and services (ICMS) regulating the import of aircraft.	Currently awaiting the decision on the appeal filed by the company.	10,081

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	1st Civil Court of the District of Goiânia/GO.	200702435095 (ordinary)	Lawsuit filed by a former TAM sales representative that requires compensation for moral and material damages resulting from the termination of his contract as sales representative.	Currently undergoing liquidation sentencing and pending term expert witness.	8,909

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th, 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				The process in Colombia is pending resolution of preliminary objections filed by the defendant. The Federal Court ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively. Regional One appealed this decision to the Federal Court, and in September 2014 the Court ordered the parties to reconcile, process that is currently underway.	12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
					ThUS$
Tam Linhas Aéreas S.A.	Department of Finance of the State of Rio de Janeiro.	03.431129-0	The State of Rio de Janeiro requires VAT tax credit for the purchase of kerosene (jet fuel). According to a report, the auditor noted that none of the laws of Rio de Janeiro authorizes the appropriation of credit, so the credit was refused and demanded tribute.	Objection was filed on December 12th, 2013. Currently, waiting for the trial of the first administrative instance.	85,706

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. Currently awaiting trial.	169,038

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo	4037054-9	On September 20th, 2014 we were notified that the Department of Finance of the State of São Paulo filed an infringement lawsuit for non-payment of tax on the circulation of goods and services relating to telecommunications services ICMS.	An objection protocol was filed. Currently awaiting trial.	9,750

Tam Linhas Aéreas S.A.	Labor Court of Porto Alegre.	0001611- 93.2012.5.04.0013	Civil Action of Ministry of Labor that requires the granting of black shoes, belts and socks for workers who wear uniforms.	Pending the formalization of agreement for the beginning of the concession of shoes to employees. The process will be completed in the coming months.	9,991 Approximate value / estimated

TAM S.A.	Conselho Administrativo de Recursos Fiscais	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais.	128,125

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498- 37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	Trial in initial stage.	19,963 Approximate value / estimated

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed
ThUS$
Aerolinhas Brasileiras S.A.	Labor Court of Manaus.	0002037- 67.2013.5.11.0016	Lawsuit filed by the Union of Manaus Aeroviarios requiring assignment of hazard to ground workers (AEROVIARIOS).	Process in the initial phase. The value is in the calculation stage by the external auditor.	Undetermined

Aerolinhas Brasileiras S.A.	Labor Court of Campinas	0011014- 52.2014.5.15.0129	Lawsuit filed by the Union of Air Service Workers of Campinas requiring assignment of hazard for ABSA workers.	Process in the initial phase. The amounts committed are being calculated by external auditor.	Undetermined

LATAM Airlines Group S.A., Transporte Aéreo S.A., Lan Cargo S.A., Andes Airport Services S.A., Inversiones LAN S.A., Lantours División Servicios Terrestres S.A., Fast Air Almacenes de Carga S.A.	First Labor Court of Santiago.	S-99-2014	Lawsuit filed by the Union of Workers of LAN Airlines S.A. Airport CAMB Pudahuel (Sindicato). Accusation of anti-union practice and declare of a unique employer for labor effects of the defendant.	Judgment on evidence scheduled for January 30th, 2015. In such hearing the trial was finished due to agreement on payment of ThUS$10.	Undetermined

•	Governmental Investigations. The investigation by the authorities of Chile and the United States of America continues, related to payments carried out by LATAM Airlines Group S.A. (before called LAN Airlines S.A.) in 2006-2007, to a consultant that advised it in the resolution of labor matters in Argentina. The Company continues cooperating with the respective authorities in the aforementioned investigation. Presently the Company cannot predict the results in the matter; nor estimate or range the potential losses or risks that may eventually come resulting from the way in which this matter is finally resolved.

•	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2014, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

•	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

NOTE 31 - COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 777 and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767F and 777F aircraft, which carry the guarantee of the United States Export–Import Bank, restrictions have been established to the Company´s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

In connection with the financing of spare engines for its Boeing 767, 767F, 777, 777F, which are guaranteed by the Export—Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

At December 31, 2014, the Company is in compliance with all indicators detailed above.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2014	2013
ACS Aircraft Finance Bermuda Ltd. - Aircastle	Boeing 737	—	1
Airbus Financial Services	Airbus A340	—	3
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27613 Inc.	Boeing 767	—	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviacion Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 63 Limited	Boeing 787	1	1

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2014	2013
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	2	2
BOC Aviation Pte. Ltd.	Airbus A320	1	1
CIT Aerospace International	Boeing 767	—	1
CIT Aerospace International	Airbus A319	—	1
CIT Aerospace International	Airbus A320	2	4
Continuity Air Finance IV B.V	Airbus A319	—	1
Delaware Trust Company, National Association	Bombardier Dhc8-200	5	7
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	6	10
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A330	—	2
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 737	—	1
International Lease Finance Corporation	Boeing 767	1	1
International Lease Finance Corporation	Airbus A320	—	1
KN Operating Limited (NAC)	Bombardier Dhc8-400	—	3
Magix Airlease limited	Airbus A320	2	—
MASL Sweden (1) AB	Airbus A320	1	1
MASL Sweden (2) AB	Airbus A320	1	1
MASL Sweden (7) AB	Airbus A320	1	1
MASL Sweden (8) AB	Airbus A320	1	1
MCAP Europe Limited - Mitsubishi	Boeing 737	—	1
Orix Aviation Systems Limited	Airbus A320	2	3
Pembroke B737-7006 Leasing Limited	Boeing 737	—	2
RBS Aerospace Limited	Airbus A320	6	6
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	—
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	3
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	2	—
SMBC Aviation Capital Limited	Airbus A321	2	—
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	—
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito Brasilien AB	Airbus A319	—	1
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	4
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	6	7
Wells Fargo Bank Northwest National Association	Airbus A330	5	10
Wells Fargo Bank Northwest National Association	Boeing 787	3	4
Wells Fargo Bank Northwest National Association	Boeing 777	7	3
Wells Fargo Bank Northwest National Association	Boeing 787	3	1
Wilmington Trust Company	Airbus A319	1	1
Yamasa Singapore Pte. Ltd.	Airbus A340	—	1
Zipdell Limited	Airbus A320	1	1

Total		107	128

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2014	2013
	ThUS$	ThUS$
No later than one year	511,624	475,762
Between one and five years	1,202,440	1,101,741
Over five years	441,419	335,019

Total	2,155,483	1,912,522

The minimum lease payments charged to income are the following:

	For the periods ended
	December 31,
	2014	2013
	ThUS$	ThUS$
Minimum operating lease payments	521,384	441,077

Total	521,384	441,077

In the first quarter of 2013, returned an Airbus A320-200, while during the second quarter of 2013 two Airbus A319-100, one Airbus A320-200 and one Bombardier Dhc8-200 were returned as their leasing contracts had ended. During June 2013 the contracts system applied to ten Airbus A330-200 aircraft were changed from financial leasing to operative leasing, with each aircraft being leased for a period of forty months. During the third quarter of 2013, two Airbus A320-200 aircraft were leased for a period of 8 years each, one Boeing 787-800 aircraft was leased for a period of 12 years and two Boeing 777-300ER aircraft were leased for a period of 5 years each. Moreover, one Airbus A320-200, two Boeing 767-300ER aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, during July of 2013 two Bombardier Dhc8-200 aircraft were acquired on leasing. In the fourth quarter of 2013, three Airbus A320-200 aircraft were leased for a period of eight years each, one Boeing 787-800 aircraft was leased for a period of twelve years. Moreover, two Airbus A320-200, one Airbus A319-100, one Airbus A340-300 and one Boeing 737-700 aircraft were returned.

During the first quarter of 2014, two Airbus A320-200 aircraft were acquired and two Airbus A321-200 aircraft were leased for a period of 8 years each. Moreover, two Boeing 737-700 aircraft, one Boeing B767-300F aircraft, one Boeing 767-300F aircraft, one Airbus A340-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, as a result of its sale and subsequent lease, during March 2014 four Boeing 777-300ER aircraft were added as operative leasing, with each aircraft being leased for periods between four and six years each.

During the second quarter of 2014, were added one Airbus A320-200 aircraft and one Boeing 787-800 aircraft by leasing them for a period of 8 and 12 years, respectively. For other hand, one Bombardier Dhc8-400 aircraft, four Airbus A320-200 aircraft, seven Airbus A330-200 aircraft and three Boeing 737-700 aircraft were returned.

In the third quarter of 2014, were added one Airbus A320-200 aircraft and one Boeing 787-800 aircraft by leasing them for a period of 8 and 12 years, respectively. For other hand, one Bombardier Dhc8-400 aircraft, two Airbus A319-100 aircraft and one Boeing 767-300ER aircraft were returned.

In the fourth quarter of 2014, two Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. For other hand, three A340-300 aircraft and one A319-100 aircraft were bought. Additionally it was reported that the purchase option will be exercised by 2 Bombardier Dhc8-200 aircraft. Therefore, these aircraft were reclassified to the category Property, plant and equipment.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At December 31, 2014 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
AFS Investments 48 LLC.	Lan Cargo S.A.	Two letter of credit	3,500	Apr 25, 2015
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Six letter of credit	23,456	Jun 30, 2015
GE Capital Aviation Services Limited	Lan Cargo S.A.	Three letter of credit	10,435	Jun 30, 2015
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Oct 13, 2015
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Jul 31, 2015
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
Wells Fargo Bank Northwest, National Association	Lan Cargo S.A.	Four letter of credit	10,060	Apr 25, 2015
Baker & Spice Aviation Limited	Tam Linhas Aéreas S.A.	One letter of credit	19,580	Apr 13, 2015
Cit Aerospace International	Tam Linhas Aéreas S.A.	Five letter of credit	22,995	Jan 5, 2015
MACQUARIE	Tam Linhas Aéreas S.A.	Three letter of credit	2,124	May 4, 2015
Royal Bank Of scotland Aerospace	Tam Linhas Aéreas S.A.	One letter of credit	8,939	Jul 13, 2015
SMBC Aviation Capital Ltd.	Tam Linhas Aéreas S.A.	Two letter of credit	18,532	Feb 23, 2015
Wells Fargo Bank Northwest, National Association	Tam Linhas Aéreas S.A.	Two letter of credit	6,000	Mar 28, 2015
Wilmington	Tam Linhas Aéreas S.A.	One letter of credit	5,738	Jan 31, 2015

			144,314

(c)	Other commitments

At December 31, 2014 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,373	Nov 15, 2015
American Alternative Insurance
Corporation	LATAM Airlines Group S.A.	Four letter of credit	3,140	Apr 5, 2015
BBVA	LATAM Airlines Group S.A.	One letter of credit	24,315	Aug 3, 2015
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	6,825	Dec 20, 2015
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	10,254	Feb 11, 2015
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Mar 31, 2015
Dirección General de Aeronáutica
Civil	LATAM Airlines Group S.A.	Sixty seven letter of credit	17,703	Jan 31, 2015
Dirección Nacional de Aduanas	LATAM Airlines Group S.A.	Three letter of credit	1,210	Jun 28, 2015
Empresa Pública de Hidrocarburosdel Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2015
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letter of credit	1,675	May 31, 2015
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	28,000	May 20, 2015
Washington International Insurance	LATAM Airlines Group S.A.	Two letter of credit	2,100	Apr 5, 2015
Wells Fargo Bank	LATAM Airlines Group S.A.	Four letter of credit	5,160	Mar 13, 2015
Westpac Banking Corporation	LATAM Airlines Group S.A.	One letter of credit	1,046	Apr 4, 2015
6ª Vara de Execuções Fiscais Federal de Campo Grande/MS	Tam Linhas Aéreas S.A. (Pantanal)	Two insurance policies guarantee	28,522	Jan 4, 2016
8 Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A. (Pantanal)	One insurance policies guarantee	13,834	Apr 12, 2015
Fundação de Proteção e Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,651	May 16, 2016
Vara da Fazenda Pública da Comarcade São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	2,943	Mar 29, 2016
Vara De Execuções Fiscais Estaduais de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	13,839	Apr 16, 2015

			210,090

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of relationship with	Country	Explanation of other information	Nature of related parties		Transaction amount with related parties As of December 31,
Tax No.	Related party	related parties	of origin	about related parties	transactions	Currency	2014	2013
							ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	31	17
96.847.880-K	Lufthansa Lan Technical Training	Associate	Chile	Training center	Leases as lessor	CLP	209	253
					Services received	CLP	(785)	(1,186)
					Services received	US$	(743)	(1,146)
78.591.370-1	Bethia S.A and subsidiaries	Other related parties	Chile	Investments	Leases as lessor	CLP	(3)	(6)
					Revenue from services provided	CLP	7	2,726
					Services received	CLP	(1,156)	(883)
					Settlement of Property plant and equipment (1)	CLP	—	14,217
					Commitments made on behalf of the entity	CLP	—	(84)
79.773.440-3	Transportes San Felipe S.A	Other related parties	Chile	Transport	Revenue from services provided	CLP	26	17
					Services received	CLP	(70)	(142)
					Commitments made on behalf of the entity	CLP	—	(84)
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	155	231
65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and training of women	Revenue from services provided	CLP	9	10
					Services received	CLP	(11)	(11)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Revenue from services provided	ARS	12	9
					Leases as lessor	US$	(334)	(358)
Foreign	Made In Everywhere
Foreign	Repr. Com. Distr. Ltda.	Other related parties	Brazil	Transport	Services received	BRL	(2)	—
Foreign	TAM Aviação Executiva
	e Taxi Aéreo S/A	Other related parties	Brazil	Transport	Revenue from services provided	BRL	—	485
					Services received	BRL	(12)	—
					Commitments made on behalf of the entity	BRL	—	(17)
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	(119)	(499)
Foreign	Jochmann Paticipacoes Ltda.	Other related parties	Brazil	Transport	Services received	BRL	—	(27)

On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of parcellation project Lo Echevers”. The value of the sale amounts to ThUS$ 14,217. On December 31, 2013, this balance is paid.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the periods ended December 31,
	2014	2013
	ThUS$	ThUS$
Remuneration	19,507	15,148
Management fees	1,213	368
Non-monetary benefits	990	565
Short-term benefits	—	22,400
Share-based payments	16,086	17,709

Total	37,796	56,190

NOTE 33 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

At a Special Shareholders Meeting held on December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period

30%	From December 21, 2014 and until December 21, 2016.

30%	From December 21, 2015 and until December 21, 2016.

40%	From June 21, 2016 and until December 21, 2016.

Number of share options
Share options in agreements of share - based payments, as of January 1, 2013	—
Share options granted	4,497,000

Share options in agreements of share - based payments, as of December 31, 2013	4,497,000

Share options in agreements of share - based payments, as of January 1, 2014	4,497,000
Share options granted	160,000
Share options cancelled	(455,000)

Share options in agreements of share - based payments, as of December 31, 2014	4,202,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to September 2014 corresponds to ThUS$ 15,895 (ThUS$ 17,200 at December 31, 2013).

The input data of option pricing model used for share options granted are as follows:

	Weighted average share price		Exercise price		Expected volatility	Life of option	Dividends expected	Risk-free interest
As of December 31, 2013	US$	23.55	US$	24.97	61.52%	3.6 years	0%	0.00550
As of December 31, 2014	US$	15.47	US$	18.29	34.74%	3.6 years	0%	0.00696

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. Regard to this compensation plan, not exist yet a defined date for implementation. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period

100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at December 31, 2014, which amounted to 96,675 shares and 637,400 shares, respectively.

TAM Linhas Aéreas S.A.

Description	4th Grant	Total
Date	05-28-2010

Outstanding option number	96,675	96,675

Multiplus S.A.

Description	1st Grant	3rd Grant	4th Grant	4nd Extraordinary Grant	Total
Date	10-04-2010	04-16-2012	10-04-2010	11-20-2013

Outstanding option number	7,760	129,371	294,694	205,575	637,400

The Options of TAM Linhas Aéreas S.A., under the plan’s terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a “service condition” in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

The acquisition of the share’s rights, in both companies is as follows:

Company	Number of shares Accrued options	Number of shares Non accrued options
TAM Linhas Aéreas S.A.	—	96,675
Multiplus S.A.	—	637,400

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the Black-Scholes method, where the cases were updated with information LATAM Airlines Group S.A.. Not exist value recorded in liabilities at December 31, 2014 and in income ThUS$ 191 (at December 31, 2013 the amount recognized in liabilities was ThUS$ 1,493 and ThUS$ 509 in incomes).

NOTE 34 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate, centralized in Environmental Management. To monitor the company and minimize their impact on the environment is a commitment to the highest level, where continuous improvement and contribute to the solution of the problem of global climate change, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is based on the following objectives:

•	Minimize the impact of its operations by using a modern fleet, efficient operational management and continuous incorporation of new technologies.

•	Promote the efficient use of resources and minimization of waste in all processes.

•	Manage responsibly our carbon footprint by measuring, monitoring and reducing emissions.

•	Promote the development and use of alternative energy more efficient and less environmental impact.

For 2014, we have established four priority areas of work to develop:

1.	Advance in the implementation of an Environmental Management System;

2.	Manage the Carbon Footprint by measuring, external verification and compensation of our emissions by ground operations;

3.	Development of environmental projects based on renewable energy.

4.	Establishment of corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during the first half of the year, we have worked in the following initiatives:

•	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago, Miami (USA) y San Carlos (Brasil). In addition to continuing with the process of certification of IATA Environmental Assestment (IEnvA).

•	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.

•	The preparation of the first report supporting environmental management of the Company.

•	Measurement and external verification of the Corporate Carbon Footprint.

As achievement this year, LATAM Airlines Group was selected in the Dow Jones Sustainability index, in global category, emerging as a leader in the global aviation industry its strategy on Climate Change and its efficient operation (Eco-Efficiency).

At December 31, 2014 the Environment Management has spent US$370,159 (US$ 478,445 at December 31, 2013).

NOTE 35 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent to the closing date of the annual financial statements, at December 31, 2014, has occurred an important variation in the exchange rate R$/US$, from R$ 2.66 per US$ to R$ 3.27 per US$ at March 17, 2015, which represents a 23% depreciation of the Brazilian currency.

At the date of issuance of these financial statements, given the complexity of this matter, the administration has not yet concluded the analysis and determination of the financial effects of this situation.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at December 31, 2014, have been approved by the Board of Director’s in an extraordinary meeting held on March 17, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM